19

Follow-Up Materials


06013752

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: COL Capital Ltd

*CURRENT ADDRESS: ______

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 3654 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/25/06



COL Capital Limited

(Incorporated in Bermuda with Limited Liability)
(Stock Code: 0383)

Annual Report 2005

STAR 星光電訊 TELECOM

PANTECH


PANTECH

PG-6200



PG-8000



PG-3600


PANTECH

PG-1400

CONTENTS

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong *(Executive Director)*
Mr. Kong Muk Yin *(Executive Director)*
Mr. Lo Wai On *(Independent Non-executive Director)*
Mr. Lau Siu Ki *(Independent Non-executive Director)*
Mr. Yu Qi Hao *(Independent Non-executive Director)*

SECRETARY

Ms. Fung Ching Man, Ada

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants

REGISTERED OFFICE

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN HONG KONG

47/F., China Online Centre
333 Lockhart Road
Wanchai
Hong Kong

WEBSITE

http://www.colcapital.com.hk

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
CITIC Ka Wah Bank Limited
Industrial and Commercial Bank of China (Asia) Limited

ADR DEPOSITARY BANK

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

SOLICITORS

P.C. Woo & Co.
Fred Kan & Co.
Robertsons

HONG KONG BRANCH SHARE REGISTRARS

Tengis Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

The Standard 27.03.2006



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)

ANNOUNCEMENT

The Board noted the recent increases in price and trading volume of the Company's shares and announces that the Company is in the course of negotiation with an independent third party purchaser, on a strictly confidential basis, regarding a potential sale of an investment in the ordinary and usual course of business of the Company which may or may not be concluded. If the relevant negotiation is concluded, such sale may be of a price-sensitive nature, the Company will make such notification and announcement if and as necessary.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**").

We have noted the recent increases in the price and trading volume of the shares of COL Capital Limited (the "**Company**"). We note that the Company is in the course of negotiation with an independent third party purchaser, on a strictly confidential basis, regarding a potential sale of an investment in the ordinary and usual course of business of the Company which may or may not be concluded. If the relevant negotiation is concluded, such sale may be of a price-sensitive nature, the Company will make such notification and announcement if and as necessary.

Save for the above, we confirm that we are not aware of any reasons for such increases and there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**"), neither is the board of directors of the Company (the "**Board**") aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board
Dato' Wong Peng Chong
Director

Hong Kong, 24th March, 2006

As at the date of this announcement, the Board comprises of Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin, being the executive directors, and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao, being the independent non-executive directors of the Company.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

公佈

董事會知悉本公司最近的股價及股份成交量上升，茲聲明本公司就可能或不可能達成有關可能出售其於日常主要業務過程中的一項投資，現正與獨立第三者買方進行機密之初步磋商。倘有關商談得以達成，該項出售可能足以影響股價；本公司將因此作出有關通知及公佈(如有需要)。

中國網絡資本有限公司(「本公司」)現應香港聯合交易所有限公司的要求，發表公佈如下：

本公司已知悉本公司最近的股價及股份成交量上升，茲聲明本公司就可能或不可能達成有關可能出售其於日常主要業務過程中的一項投資，現正與獨立第三者買方進行機密之初步磋商。倘有關商談得以達成，該項出售可能足以影響股價；本公司將因此作出有關通知及公佈(如有需要)。

除上述所披露外，本公司謹確認並不知悉有任何原因導致該股價及股份成交量上升；及並無進行任何有關收購或變賣的商談或根據「上市規則」第13.23條而須予披露者;董事會亦不知悉有任何足以或可能影響股價的事宜為根據「上市規則」第13.09條所規定的一般責任而須予披露者。

此公佈乃承本公司董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

承董事會命
董事
王炳忠拿督

香港，二零零六年三月二十四日

於本公佈日，本公司之董事會由莊淑淘小姐(主席)、王炳忠拿督和江木賢先生(執行董事)及勞偉安先生、劉紹基先生和佘啟鎬先生(獨立非執行董事)組成。

* *中文名稱僅供識別*

The Standard 28.03.2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)

FURTHER ANNOUNCEMENT

The Directors make this announcement on a voluntary basis under Rule 13.09 of the Listing Rules to update on the announcement of the Company of 24th March, 2006 regarding the potential sale of an investment by the Company.

The directors (the "**Directors**") of COL Capital Limited (the "**Company**") make this announcement on a voluntary basis under Rule 13.09 of the Rules Governing the Listing of Securities (the "**Listing Rules**") on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") to update on the announcement of the Company of 24th March, 2006 regarding the potential sale of an investment by the Company.

The Directors note that the formal sale and purchase agreement for such potential sale has been entered into with the independent third party purchaser today, pursuant to which the Company's indirect holdings in 70,000,000 ordinary shares, and representing approximately 7.99%, of the issued share capital of Tian An China Investments Company Limited (a company the shares of which are listed on the Stock Exchange) were sold by an indirect wholly-owned subsidiary of the Company at a consideration of HK$257,600,000. The Company considers that the transaction is revenue in nature. Such sale is to be conducted in the ordinary and usual course of the principal business activities of the Company and its subsidiaries, being the distribution of telecommunication and information technology products, securities trading and investments, provision of financial services, property investments and strategic investments.

By Order of the Board of
COL Capital Limited
Dato' Wong Peng Chong
Director

Hong Kong, 27th March, 2006

As at the date of this announcement, the Board comprises of Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin, being the executive directors, and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao, being the independent non-executive directors of the Company.



COL Capital Limited
中國網絡資本有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：383)

進一步之公佈

董事根據<上市規則>第13.09條發出自願性公佈，以更新本公司於二零零六年三月二十四日就本公司可能出售的一項投資所發出之公佈。

中國網絡資本有限公司(「本公司」)董事(「董事」)根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)第13.09條發出自願性公佈，以更新本公司於二零零六年三月二十四日就本公司可能出售的一項投資所發出之公佈。

董事知悉就該項可能出售已於今日與獨立第三者買方簽訂正式買賣協議(「買賣協議」)。根據買賣協議，本公司之間接全資附屬公司已出售由本公司間接持有天安中國投資有限公司(「該公司」)(該公司之股份於聯交所上市)之普通股股份70,000,000股，佔該公司之已發行股本約7.99%，代價為港幣257,600,000元。本公司認為是次交易屬收益性質。該項出售乃本公司及其附屬公司之日常主要業務(包括從事電訊及資訊科技產品分銷、證券買賣及投資、提供財務服務、物業投資及策略性投資)。

承董事會命
中國網絡資本有限公司
董事
王炳忠拿督

香港，二零零六年三月二十七日

本公司之董事會由莊淑婉小姐(主席)、王炳忠拿督和江木賢先生(執行董事)及勞偉安先生、劉紹基先生和余啟鎬先生(獨立非執行董事)組成。

* *中文名稱僅供識別*



COL Capital Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 383)
(website: http://www.colcapital.com.hk)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 1 June 2006 at 10:30 a.m. for the following purposes:–

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and the Auditors for the year ended 31 December 2005.
2. To consider and, if thought fit, declare a final dividend.
3. To re-elect Directors and authorize the board of Directors (the "Board") to fix their remuneration.
4. To re-appoint Auditors and authorize the Board to fix their remuneration.
5. As special business, to consider and, if thought fit, pass the necessary ordinary resolutions with or without amendments granting a general mandate to the Directors:–
   i. to repurchase securities of the Company not exceeding 10% of its issued share capital as at the date of passing of the relevant resolution;
   ii. to issue additional securities of the Company not exceeding 20% of its issued share capital as at the date of passing of the relevant resolution; and
   iii. to extend the authority under sub-paragraph (ii) above by the addition thereto of such number of securities representing the aggregate nominal amount of issued share capital of the Company repurchased pursuant to the authority under sub-paragraph (i) above.
6. As special business, to consider and, if thought fit, pass the necessary special resolution amending the bye-laws of the Company in line with the requirements in Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the removal, rotation and re-election of directors.

The full text of the proposed resolutions referred to the above is available for inspection at the principal place of business of the Company in Hong Kong at 47/F., China Online Centre, 333 Lockhart Road, Wanchai, Hong Kong from the date hereof to the date of the Annual General Meeting and a circular containing the same and a copy of this notice will be delivered together with the 2005 Annual Report to the registered members of the Company.

By Order of the Board
Fung Ching Man, Ada
Company Secretary

Hong Kong, 28 April 2006

Notes:–

(i) Any member of the Company entitled to attend and vote at a meeting of the Company or a meeting of the holder of any class of shares in the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(ii) The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal, or under the hand of an officer or attorney duly authorised.

(iii) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the branch share registrars of the Company in Hong Kong, Tengis Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

As at the date of this announcement, the Board comprises of Ms. Chong Sok Un (Chairman), Dato' Wong Peng Chong and Mr. Kong Muk Yin, being the executive directors and Messrs. Lo Wai On, Lau Siu Ki and Yu Qi Hao, being the independent non-executive directors of the Company.

香港經濟日報 28.04.2006



COL Capital Limited
中國網絡資本有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：383)
(網址：http://www.colcapital.com.hk)

股東週年大會通告

茲通告本公司謹訂於二零零六年六月一日(星期四)上午十時三十分假座香港灣仔港灣道1號會展廣場西南座皇朝會7樓會議廳舉行股東週年大會，藉以討論下列事項：一

1. 省覽及考慮截至二零零五年十二月三十一日止年度之經審核財務報告與董事會報告書及核數師報告書。
2. 考慮並酌情宣派末期股息。
3. 重選董事並授權董事會(「董事會」)釐定其酬金。
4. 重新委聘核數師並授權董事會釐定其酬金。
5. 作為特別事項，考慮並酌情通過所需普通決議案(不論有否修訂)，授予董事一般授權：一
   i. 以購回不超過有關決議案獲通過當日本公司已發行股本10%之證券；
   ii. 以發行不超過有關決議案獲通過當日本公司已發行股本20%之額外證券；及
   iii. 以擴大上文(ii)項之授權，方式為在當中加入相當於根據上文(i)項授權所購回已發行股本面值總額之證券數目。
6. 作為特別事項，考慮並酌情通過所需特別決議案(不論有否修訂)，修訂本公司細則以符合香港聯合交易所有限公司證券上市規則就董事之罷免，輪值告退及重選所作出之要求。

上述將予提呈決議案之全文於本通告發出之日起至股東週年大會舉行之日止，在本公司之香港主要營業地點香港灣仔駱克道333號中國網絡中心47樓可供查閱，載有決議案全文之通函及本通告之副本連同二零零五年年報將一併寄發予本公司註冊股東。

承董事會命
公司秘書
馮靖文

香港，二零零六年四月二十八日

附註：一

(i) 凡有權出席本公司大會或本公司任何類別股份持有人大會及投票之本公司股東，均有權委任他人為其代表，代其出席及投票。受委代表毋須為本公司股東。股東可委任超過一位代表出席同一大會。

(ii) 委任代表之文件須由委任人或獲委任人以書面正式授權之授權人親筆簽署，如委任人為公司，則須加蓋公司印鑑或由公司負責人或獲正式授權之授權人親筆簽署。

(iii) 委任代表之文件連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本，最遲須於名列該文件人士擬投票之大會或續會之指定舉行時間四十八小時前，送達本公司之股份過戶登記處香港分處登捷時有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，逾期無效。

於本公佈日，本公司之董事會由莊淑婉小姐(主席)、王炳忠拿督和江木賢先生(執行董事)及勞偉安先生、劉紹基先生及俞啟鎬先生(獨立非執行董事)組成。

** 中文名稱僅供識別*

Dear Shareholders,

On behalf of the Board of Directors of the Company (the "Board"), I have pleasure to report on the financial results, operations and other aspects of the Company and its subsidiaries (the "Group") for the year ended 31 December 2005.

FINANCIAL RESULTS

For the year ended 31 December 2005, the Group's turnover decreased by 73.7% to HK$223,086,000 (2004: HK$847,491,000) and net profit attributable to equity holders of the Company decreased by 48.6% to HK$104,511,000 (2004: HK$203,274,000) mainly due to reduced securities trading and mobile handsets distribution activities. However, as a result of our share repurchase (mentioned herein below under the section "Financial Resources, Borrowings, Capital Structure and Exposures to Fluctuations in Exchange Rates"), the earnings per share of the Company for 2005 decreased by a lesser scale of 39.7%, compared to that of the net profit, to HK$0.35 (2004: HK$0.58).

As at 31 December 2005, the Group's net asset value per share was HK$4.3 (2004: HK$4.1).

DIVIDENDS

An interim dividend of HK$0.01 per share was paid during 2005 (2004: HK$0.01). The Directors recommend the payment of a final dividend of HK$0.04 per share (2004: HK$0.04) amounting to approximately HK$11,879,000 to shareholders whose names appear on the Register of Members of the Company on Thursday, 1 June 2006. Dividend warrants are expected to be dispatched on or before Friday, 30 June 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 29 May 2006 to Thursday, 1 June 2006, both days inclusive, during which no share transfer will be effected.

REVIEW OF OPERATIONS

2005 was a challenging year for Star Telecom Limited ("STAR"), which operates the Group's mobile handsets distribution business. STAR recorded a substantial drop in turnover to HK$66,309,000 (2004: HK$237,205,000) and a loss of HK$2,086,000 (2004: Profit of HK$21,791,000) as a result of a highly competitive market environment. The rivalry in the 2G mobile handsets market became increasingly fierce mainly due to the price war among market players of all sizes and the impact from the growing acceptance of 3G mobile handsets together with the highly aggressive promotion campaigns of the telecom services providers. Since the second quarter of 2005, while the market has become more dynamic, the product life cycle of mobile handsets has been significantly shortened. In order to enhance our ability to quickly respond to new market conditions, we have been very cautious in our vendor selection and distribution strategy and had adopted a stringent inventory control policy. We had actively pursued and developed new business partnerships to explore new revenue sources. During the last quarter of 2005, STAR had been successful in winning the distributorship of products of BenQ, a company which has become the 5th largest mobile handsets manufacturer in the world as a result of their recent acquisition of Siemens Mobile.

For the trading and investment in financial instruments, the Group recorded a turnover of HK$142,361,000 (2004: HK$592,055,000) and a profit of HK$104,524,000 (2004: HK$191,026,000) for the year ended 31 December 2005. Continuing with the trend of the first half of 2005, the stock market remained volatile resulting in the reduction of securities trading activities of the Group.

The Group's money lending business contributed a turnover of mainly interest income of HK$11,693,000 (2004: HK$15,787,000) and a profit of HK$11,528,000 (2004: HK$15,747,000) during the year under review.

For 2005, the Group's investment properties in Hong Kong and the People's Republic of China ("China") achieved a turnover of HK$2,723,000 (2004: HK$2,444,000) and a profit of HK$12,166,000 (2004: HK$6,321,000) attributing mainly to the gain from fair value changes on its property portfolio. During the first half of the year, the Group acquired a 75% interest in a company in China ("Property Holding Subsidiary") which holds a piece of land located at Buji Town, Shenzhen, China ("Investment Property"), together with the acquisition of the related shareholder's loan for a total consideration of HK$58,491,000. The site area of the Investment Property, with the foundation works already completed, is about 5,241.3 square metres. In order to finance the payment for the expenses related to the provision of urban facilities by the local government authorities, the registered capital of the Property Holding Subsidiary was increased from RMB26 million to RMB46 million during the second half of 2005.

FINANCIAL RESOURCES, BORROWINGS, CAPITAL STRUCTURE AND EXPOSURES TO FLUCTUATIONS IN EXCHANGE RATES

As at 31 December 2005, the Group continued to maintain a strong financial position in our non-current assets consisting mainly of investment properties of HK$136,526,000 (2004: HK$44,640,000); property, plant and equipment of HK$51,825,000 (2004: HK$3,884,000); prepaid lease payments of HK$2,483,000 (2004: HK$2,542,000) and long term investments of HK$258,438,000 (2004: HK$314,447,000). These non-current assets were principally financed by shareholders' funds. As at 31 December 2005, the Group had net current assets of HK$857,849,000 (2004: HK$858,139,000) and current ratio of 6.8 times (2004: 22.3 times) calculated on the basis of the Group's current assets over current liabilities.

All the Group's borrowings are arranged on a short-term basis, in Hong Kong Dollars, repayable within one year and secured by certain investment properties, marketable securities and bank deposits. As at 31 December 2005, the Group had borrowings of HK$100,986,000 (2004: Nil) and a gearing ratio of 6.6% (2004: Nil), calculated on the basis of the Group's net borrowings (after deducting cash and bank balances) over shareholders' fund.

During the second half of 2005, the issued share capital of the Company was reduced from HK$3,018,000 to HK$2,975,000 as a result of the repurchase of 4,276,000 shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") at an aggregate consideration of HK$5,568,000.

During the year under review, the Group's assets, liabilities and transactions were mainly denominated in Hong Kong Dollar, Australian Dollar, Renminbi ("RMB") and Malaysian Ringgit. Because of its short-term nature, the Group had not actively hedged risks arising from Australian Dollar denominated assets and transactions. As the exchange rate of RMB had been recently appreciated and the exchange rate of Malaysian Ringgit was relatively stable during the year, the Group was not materially affected by these foreign exchange exposures.

CHARGE ON GROUP ASSETS

As at 31 December 2005, the Group's investment properties, investments held for trading (previously "investments in securities" in 2004) and bank balances and cash with respective carrying values of HK$22,100,000 (2004: HK$15,000,000), HK$756,305,000 (2004: HK$631,924,000) and HK$10,526,000 (2004: HK$15,182,000) were pledged to financial institutions to secure the credit facilities granted to the Group.

EMPLOYEES

The Group had 32 employees as at 31 December 2005 (2004: 47). The Group ensures that its employees are remunerated in line with market conditions and individual performance and the remuneration policies are reviewed on a regular basis.

PROSPECTS

The economy of Hong Kong experienced reasonable growth in 2005 with the unemployment rate dropping to a 51-month low of 5.3% at the end of the year and local consumption remaining strong with retail sales volume rising to 5.9%. These positive developments occurred against the backdrop of various favourable "China factors" such as China's accommodative monetary policy, capital inflows attributed to IPOs from various China enterprises and the expectation of the appreciation of the RMB. The Group remains cautiously optimistic about the economic and investment outlook. However, we will continue to monitor any possible adverse impact of factors such as the volatile energy prices, uncertainties of the US and local interest rate movements, possible administrative tightening in China to tackle excessive growth in bank lending and in property prices in major cities, and the escalating political tensions in the region.

Besides BenQ-Siemens, STAR has also secured new distributorship agreements with Pantech (one of the top three Korean brands), Grundig (a famous household German brand) and KBT (a new Korean brand) to market both their 2G and 3G mobile handsets. With a strong product portfolio, balanced product mix, and the unprecedented market opportunities presented by the growing demand for 3G services in addition to the revival of the Hong Kong economy, STAR is cautiously confident that it is poised to optimize its sales performance for greater business benefits. Currently, STAR is the authorized distributor in Hong Kong and Macau of certain strong brand names including NEC, Alcatel, BenQ-Siemens, Pantech, Grundig, KBT and Xcell. STAR will continue to look for products with high potential to distribute in order to continuously enrich its product portfolio and sustain business growth.

Subsequent to the balance sheet date, in view of the negative impact of the possible continued austerity measures to curb the bubble in China's property market, the Group took the opportunity to unwind its investment in the Investment Property as referred to earlier by entering into a conditional framework agreement with a third party to dispose of its entire 75% interest in the Property Holding Subsidiary, the related shareholder loan and the advance to a minority shareholder for a total consideration of RMB99,900,000. Pursuant to such agreement, deposit and first installment payment totaling RMB31,220,000 have been received with the remaining balance of RMB68,680,000 payable within six months from the completion date and bearing interest at the rate of 1% per month.

Further, riding on the sentiment of the buoyant stock market, the Group sold 70,000,000 shares of Tian An China Investments Company Limited from its trading portfolio in March 2006, generated cash proceeds of HK$257,600,000 for the Group.

The Group will constantly review and adjust its business direction, investment strategies and investment portfolio (both financial and property-related) to continuously aim for improvement in our business performance and our financial strength. The Group is well equipped to take advantage of viable business and investment opportunities in China, Hong Kong and the Asia Pacific region to enhance value for its shareholders.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to express our gratitude to our shareholders for their continued support, our customers and suppliers for their trust and confidence, and our management and staff for their hard work and dedication to the group during the year.

Chong Sok Un
Chairman

Hong Kong, 13 April 2006

BIOGRAPHICAL DETAILS IN RESPECT OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTOR

Ms. Chong Sok Un, aged 51, was appointed as executive director and chairman of the Company on 23 August 2002. She has been chairman of Long Island Golf & Country Club, Dongguan, China and independent director of Fujian Minnan (Zhangzhou) Economy Development Co., Ltd., a public listed company in Shenzhen Stock Exchange, since September 1998 and September 2001 respectively. During 1992 to 2000, she was appointed as director and chief executive officer of Shenyin Wanguo (H.K.) Limited. Ms. Chong holds a master degree in business administration.

Dato' Wong Peng Chong, aged 62, was appointed as executive director of the Company on 15 March 2002. Upon his graduation from the University of Malaya in 1967 with a Bachelor of Arts (Honours), he joined the Malaysian Foreign Service and served with several Malaysian diplomatic missions overseas in various capacities. Dato' Wong joined the private sector in 1985 and has served in various senior management positions in Hong Kong and Malaysia.

Mr. Kong Muk Yin, aged 40, was appointed as executive director of the Company on 13 May 2002. He was graduated from City University of Hong Kong with a bachelor's degree in business studies. He is a fellow member of The Association of Chartered Certified Accountants, a member of the Hong Kong Institute of Certified Public Accountants and a Chartered Financial Analyst and has over 15 years of working experience in corporate finance, financial management, accounting and auditing.

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. Lo Wai On, aged 44, was appointed as non-executive director of the Company on 15 March 2002 and then changed his office held to independent non-executive director on 29 October 2002. He is a fellow member of The Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants and has been practicing under the name of his own firm, W.O. Lo & Co., Certified Public Accountants (Practising) since 1986. He has broad experience in providing tax consulting and auditing services to companies including listed companies in Hong Kong.

Mr. Lau Siu Ki, aged 47, was appointed as independent non-executive director of the Company on 3 June 2004. He has over 20 years of experience in corporate finance, financial advisory and management, accounting and auditing. He is currently working as a consultant in the financial advisory field. Prior to that, Mr. Lau had worked in an international accounting firm for over 15 years. He is a fellow member of both the Association of Chartered Certified Accountants ("ACCA") as well as the Hong Kong Institute of Certified Public Accountants. He is also a member of the Council of ACCA. He has served as a member of the Committee of the Hong Kong branch of ACCA since 1995 and was the Chairman of ACCA Hong Kong for the year 2000/2001. Mr. Lau also serves on the board of various other listed companies in Hong Kong as independent non-executive director.

Mr. Yu Qi Hao, aged 59, was appointed as independent non-executive director of the Company on 10 November 2004. He is a certified public accountant, PRC. Mr. Yu was graduated from Shanghai University of Finance and Economics. He is an independent advisor of Deloitte Touche Tohmatsu CPA Ltd. in Shanghai. From 1981 to 1991, he worked as a certified public accountant in an accounting firm in Shanghai. From 1992 to 1998, he acted as assistant president of Shanghai Industrial Investment (Holdings) Company Limited, Hong Kong.

SENIOR MANAGEMENT

Mr. Chan Yau Shing, aged 41, was appointed as general manager of Star Telecom Limited ("Star Telecom"), a wholly-owned subsidiary of the Company, in March 2003. Prior to assuming his present position, Mr. Chan was the Senior Manager of Star Telecom. Graduated from the Macquarie University, Australia with a master degree in Marketing Management, Mr. Chan has over 15 years of working experience in product & market development, sales management and business planning profession. Mr. Chan has substantial experience in telecommunication and hi-tech fields. He also held various key positions in several reputable companies, like Chevalier (Paging Services) Limited and China Resources Peoples Telephone Company Limited.

Ms. Fung Ching Man, Ada, aged 39, is the company secretary of the Company. She is an associate member of The Institute of Chartered Secretaries and Administrators and has over 15 years of working experience in the company secretarial profession.

The directors of the Company (the "Director(s)") present their annual report and the audited financial statements for the year ended 31 December 2005.

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 42 to the financial statements.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2005 are set out in the consolidated income statement on page 22.

An interim dividend of HK$0.01 per share amounting to HK$2,990,000 was paid to the shareholders of the Company (the "Shareholders") during the year. The Directors recommended the payment of a final dividend of HK$0.04 per share to the Shareholders whose names appear on the register of members of the Company on 1 June 2006, amounting to HK$11,879,000.

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 30 to the financial statements.

During the year, the Company repurchased certain of its own shares through The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), details of which are set out in note 30 to the financial statements. The Directors considered that, as the Company's shares were trading at a discount to the net asset value per share, the repurchases would increase the net asset value per share of the Company.

INVESTMENT PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

The Group's investment properties were revalued at 31 December 2005 and the resulting revaluation increase of HK$11,360,000 has been credited to the consolidated income statement.

The Group's property, plant and equipment were revalued at 31 December 2005 and the resulting revaluation increase has been credited to the consolidated income statement of HK$773,000.

Details of these and other movements in the investment properties, and property, plant and equipment of the Group during the year are set out in notes 17 and 18 to the financial statements, respectively.

DIRECTORS AND SERVICE CONTRACTS

The Directors during the year and up to the date of this report were:

Executive Directors

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors

Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Yu Qi Hao

In accordance with clauses 99 and 182 (vi) of the Company's bye-laws, Ms. Chong Sok Un and Mr. Lo Wai On will retire and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance, to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

INTERESTS OF DIRECTORS AND CHIEF EXECUTIVES

As at 31 December 2005, the interests and short positions of the Directors and the chief executives of the Company and their associates in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance, Hong Kong (the "SFO")), as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

Long positions in the shares of the Company

	Number of ordinary shares of HK$0.01 each					
Name of Director	Personal interests	Family interests	Corporate interests	Other interests	Total	Percentage of issued ordinary shares
Ms. Chong Sok Un ("Ms. Chong")	–	–	106,512,400 *(Note)*	–	106,512,400	35.80%

Note: Vigor Online Offshore Limited ("Vigor Online"), a 67.7% owned subsidiary of China Spirit Limited ("China Spirit"), and Bilistyle Investments Limited ("Bilistyle") held 105,248,000 and 1,264,400 ordinary shares of the Company respectively. Ms. Chong maintains 100% beneficial interests in both China Spirit and Bilistyle. Accordingly, Ms. Chong is deemed to have corporate interests in 106,512,400 ordinary shares of the Company.

Save as disclosed above, as at 31 December 2005, none of the Directors, the chief executives of the Company nor their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register maintained by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares, underlying shares, or debentures of, the Company or any other body corporate.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at 31 December 2005, the following parties had interests or short positions in the shares and underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO:

Long positions in the shares of the Company

Name	Capacity	Number of ordinary shares held	Percentage held
Ms. Chong	Held by controlled corporation *(Notes 1 & 2)*	106,512,400	35.80%
China Spirit	Held by controlled corporation *(Note 2)*	105,248,000	35.38%
Vigor Online	Beneficial owner	105,248,000	35.38%

Notes:

1. Bilistyle held 1,264,400 ordinary shares of the Company and Ms. Chong maintains 100% beneficial interest in Bilistyle. Accordingly, Ms. Chong is deemed to be interested in 1,264,400 ordinary shares of the Company under the SFO.

2. Vigor Online is a 67.7% owned subsidiary of China Spirit in which Ms. Chong maintains 100% beneficial interest. Accordingly, China Spirit and Ms. Chong are deemed to be interested in 105,248,000 ordinary shares of the Company under the SFO.

Save as disclosed above, as at 31 December 2005, there were no other parties who had interests or short positions in the shares or underlying shares of the Company as recorded in the register maintained by the Company pursuant to Section 336 of the SFO.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's five largest trade customers were less than 30% of total sales and the aggregate purchases attributable to the Group's five largest trade suppliers were less than 30% of total purchases.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, the Company repurchased a total of 4,276,000 ordinary shares in the capital of the Company on the Stock Exchange in the range from HK$1.23 to HK$1.39 for a total consideration of HK$5,568,000. The said shares were subsequently cancelled.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

EMOLUMENT POLICY

The emolument policy of the general staff of the Group is set up by the management of the Group on the basis of their merit, qualifications and competence.

The emoluments of the Directors and senior management of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, individual performance and comparable market statistics.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's bye-laws or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

CORPORATE GOVERNANCE

Information on the corporate governance practices adopted by the Company is set out in the "Corporate Governance Report" on pages 13 to 20.

SUFFICIENCY OF PUBLIC FLOAT

The Company has maintained a sufficient public float throughout the year ended 31 December 2005.

POST BALANCE SHEET EVENTS

Details of the significant events after the balance sheet date are set out in note 43 to the financial statements.

AUDITORS

A resolution will be submitted to the forthcoming annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Chong Sok Un
Chairman

Hong Kong, 13 April 2006

CORPORATE GOVERNANCE PRACTICES

The board of directors of the Company (the "Board") believes that corporate governance is essential to the success of the Company and has adopted various measures to ensure that a high standard of corporate governance is maintained. Throughout the year ended 31 December 2005, the Company has applied the principles and complied with the requirements of the Code on Corporate Governance Practices (the "Code on CGP") listed out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The current practices will be reviewed and updated regularly to follow the latest practices in corporate governance.

BOARD OF DIRECTORS

The Board comprises:

Executive Directors

Ms. Chong Sok Un *(Chairman)*
Dato' Wong Peng Chong
Mr. Kong Muk Yin

Independent Non-executive Directors

Mr. Lo Wai On
Mr. Lau Siu Ki
Mr. Yu Qi Hao

The Board members have no financial, business, family or other material/relevant relationships with one another. Such balanced board composition is formed to ensure strong independence exists across the Board and has met the recommended practice under the Code on CGP for the Board to have at least one-third in number of its members comprising Independent Non-executive Directors.

The Independent Non-executive Directors possess appropriate professional qualifications or accounting or related financial management expertise. Having made specific enquiry with all Independent Non-executive Directors, all such Directors confirmed that they have met the criteria of Rule 3.13 of the Listing Rules regarding the guidelines for assessment of independence. The biographical details of the Directors are set out in page 7 of this Annual Report.

During the year, 4 full board meetings were held and the attendance of each Director is set out as follows:

Name of Directors	Number of board meetings attended in 2005	Attendance rate
Ms. Chong Sok Un *(Chairman)*	4/4	100%
Dato' Wong Peng Chong	4/4	100%
Mr. Kong Muk Yin	4/4	100%
Mr. Lo Wai On	4/4	100%
Mr. Lau Siu Ki	4/4	100%
Mr. Yu Qi Hao	4/4	100%

The board meeting schedule for a year is planned in the preceding year. At least 14 days notice of all board meetings is given to all Directors and they can include matters for discussion in the agenda if the need arises. The Company Secretary assists the Chairman in preparing the agenda for meetings and ensures that all relevant rules and regulations are followed. The agenda and the accompanying board papers are sent to all Directors at least 3 days before the date of every board meeting so that the Directors have the time to review the documents.

Every Board member is entitled to have access to board papers and related materials and has unrestricted access to the advice and services of the Company Secretary, and has the liberty to seek external professional advice if so required. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to ensure compliance and upkeep of good corporate governance practice.

The Board is responsible for formulating overall strategy, monitoring and controlling the performance of the Group. In addition to its overall supervisory role, the Board also retains specific responsibilities such as approving specific senior appointments, approving financial accounts, recommending dividend payments, approving policies relating to the Board's compliance, etc whilst managing the Group's business is the responsibility of the management of the Group (the "Management").

When the Board delegates aspects of its management and administration functions to the Management, it has given clear directions, to the powers of the Management, in particular, with respect to the circumstances where the Management shall report back and obtain prior approval from the Board before making decisions or entering into any commitments on behalf of the Company.

Chairman and Chief Executive Officer

The Chairman of the Company is Ms. Chong Sok Un. The roles of the Chairman and the Chief Executive Officer are segregated and assumed by separate individuals who have no relationship with each other, except as fellow Directors, to strike a balance of power and authority so that the job responsibilities are not concentrated on any one individual. The Chairman of the Board is responsible for the leadership and effective running of the Board, while the function of the Chief Executive Officer is performed by the two Executive Directors, namely Dato' Wong Peng Chong who is in charge of day-to-day business operations of the Group and Mr. Kong Muk Yin who is in charge of finance and accounts aspect of the Group. The functions and responsibilities between the Chairman and the two Executive Directors performing the function of Chief Executive Officer are clearly segregated.

Appointment and Re-election of Directors

The Independent Non-executive Directors have been appointed for a specific term, subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provision of the bye-laws of the Company (the "Bye-laws").

According to the Bye-laws, one-third of the Directors for the time being shall retire from office by rotation at each annual general meeting. As the Board currently composes of six Directors, one-third of them shall retire subject to rotation, and barring unforeseen resignation or removal during a year, each Director is effectively appointed for an average term of not more than 3 years. The provision A.4.2 of the Code on CGP requires all Directors, including those appointed for a specific term, to be subject to retirement by rotation at least once every three years. This created a potential conflict with the Bye-laws, which exempt a Director, being the Chairman or Managing Director, from retirement by rotation. Having reviewed the relevant Bye-laws, the Board proposed to put forth a special resolution in the forthcoming annual general meeting of the Company to amend the Bye-laws to remove such potential conflict.

BOARD COMMITTEES

The Board establishes committees to assist it in carrying out its responsibilities. The Board has appointed 4 Board committees, viz, the Executive Committee, Investment Committee, Remuneration Committee and Audit Committee to oversee particular aspects of the Group's affairs. Each of the committees has defined terms of reference setting out its duties, powers and function. The committees report regularly to the Board and, where appropriate, make recommendations on matters discussed.

Executive Committee

The Executive Committee was established on 23 May 1998 with terms of reference. The Committee is composed of the Chairman and two Executive Directors of the Board. The Executive Committee is responsible for approving and monitoring the daily operations of the Group. The Executive Committee held 11 meetings during the year.

Investment Committee

The Investment Committee was established on 2 February 2000 with terms of reference. The Committee is composed of the Chairman and two Executive Directors of the Board. The Investment Committee is responsible for approving and monitoring the Group's investment related activities. The investment committee met 4 times during the year.

Remuneration Committee

The Remuneration Committee was established on 15 April 2005 with terms of reference. The Committee comprises three Independent Non-executive Directors and two Executive Directors.

The meeting of the Remuneration Committee shall be held at least once a year. A meeting was held in 2005. The attendance of each member is set out as follows:

Name of member	Number of meetings attended in 2005	Attendance rate
Mr. Lau Siu Ki *(Chairman)*	1/1	100%
Mr. Lo Wai On	1/1	100%
Mr. Yu Qi Hao	1/1	100%
Dato' Wong Peng Chong	1/1	100%
Mr. Kong Muk Yin	1/1	100%

The remuneration policy of the Group is to ensure all its employees are remunerated in line with market terms and individual performance.

At the meeting held during the year, the overall pay trend in Hong Kong of 2005 was reviewed and noted and the terms of reference of the Committee were revised.

The major roles and functions of the Remuneration Committee are as follows:

1. To review annually and recommend to the Board the overall remuneration policy for the Directors and senior management.

2. To review annually the performance of the Executive Directors and senior management and recommend to the Board specific adjustments in remuneration and/or reward payments.

3. To ensure that the level of remuneration for Independent Non-executive Directors are linked to their level of responsibilities undertaken and contribution to the effective functioning of the Board.

4. To ensure that no Director is involved in deciding his own remuneration.

Nomination of Directors

The Company does not have a Nomination Committee. The Board as a whole is responsible for the procedure of agreeing to the appointment of its members and for nominating appropriate person for election by shareholders at the annual general meeting, either to fill a casual vacancy or as an addition to the existing Directors.

According to the Bye-Laws, notice in writing of the intention to propose a person for election as a Director and notice in writing by that person of his willingness to be elected shall have been lodged at the Head Office or at the Registration Office of the Company at least seven days before the date of the general meeting, or else no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting.

The period for lodgment of the notices referred to above will commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

During the year, no new members have been appointed to the Board.

The detailed information on election of Directors including detailed biography of all Directors standing for election or re-election to ensure shareholders to make an informed decision on their election has been set out in the circular regarding, inter alia, the share repurchase mandate, notice of annual general meeting and the amendment of Bye-laws (the "Share Repurchase Circular").

Audit Committee

The Audit Committee of the Company comprises three Independent Non-executive Directors.

The Audit Committee shall meet at least twice a year. 5 meetings were held during the year. The minutes of the Audit Committee meetings were tabled to the Board for noting and for action by the Board where appropriate, the attendance of each member is set out as follows:

Name of member	Number of meetings attended in 2005	Attendance rate
Mr. Lo Wai On *(Chairman)*	5/5	100%
Mr. Lau Siu Ki	5/5	100%
Mr. Yu Qi Hao	5/5	100%

During the meetings held in 2005, the Audit Committee had performed the following work:

(i) reviewed the financial reports for the year ended 31 December 2004 and for the six months ended 30 June 2005;

(ii) reviewed the effectiveness of internal control system;

(iii) reviewed the external auditors' statutory audit plan and engagement letter;

(iv) reviewed the management letter from the external auditors in relation to the audit of the Group for the year ended 31 December 2004; and

(v) reviewed and recommended for approval by the Board the 2005 audit scope and fees.

The major roles and functions of the Audit Committee are as follows:

1. To consider the appointment of the external auditors, the audit fees, and any questions of resignation or dismissal of the external auditors of the Group.

2. To discuss with the external auditors the nature and scope of the audit.

3. To review the interim and annual financial statements before submission to the Board.

4. To discuss problems and reservations arising from the interim review and final audit, and any matters the auditors may wish to discuss.

5. To review the external auditors' management letters and management's response.

6. To review the Company's systems of financial controls, internal controls and risk management to ensure that they are appropriate and functioning properly.

7. To consider any findings of major investigations of internal control matters and management's response.

AUDITORS' REMUNERATION

During the year under review, the remuneration paid or payable to the Company's auditors, Messrs Deloitte Touche Tohmatsu, is set out as follows:

Services rendered	**Fees paid/payable HK$**
Audit services	740,000
Non-audit services	207,937
	947,937

INTERNAL CONTROL

The Board and senior management are responsible for establishing, maintaining and operating an effective system of internal control. The internal control system of the Company comprises a well-established organizational structure and comprehensive polices and standards. The Board has clearly defined the authorities and key responsibilities of each business and operational unit to ensure adequate checks and balances.

The Board is of the view that the system of internal controls in place for the year under review and up to the date of issuance of the annual report and financial statements is sound and is sufficient to safeguard the interests of shareholders, customers and employees, and the Group's assets.

The Management assists the Board in the implementation of the Board's policies and procedures on risk and control by identifying and assessing the risks faced, and involving in the design, operation and monitoring of suitable internal controls to mitigate and control these risks.

The key processes that have been established in reviewing the adequacy and integrity of the system of internal controls include the following:

a) The Executive Committee was established to ensure the effectiveness of the Group's daily operations and that the Group's operations are in accordance with the corporate objectives, strategies and the annual budget as well as the policies and business directions that have been approved.

b) The Audit Committee of the Company reviews internal control issues identified by external auditors, regulatory authorities and management, and evaluates the adequacy and effectiveness of the Group's risk management and internal control systems.

c) The Investment Committee was established to monitor the Group's investment related activities and respective operating and financial policies.

d) The Remuneration Committee was established to ensure all the Directors and the senior management of the Group are remunerated in line with market terms and individual performance.

e) The corporate reporting functions are delegated to the accounting department in terms of proper and regular reviews on the deployment of resources and financial reporting systems. The corporate governance practices and compliance with the Listing Rules, Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other applicable regulations are delegated to the company secretarial department. The Management reviews the system of internal controls and briefs the reporting systems with the Executive Directors regularly and the Audit Committee annually.

f) Every newly appointed Director was provided with a comprehensive handout detailing the responsibilities and duties of being a director of the Company. In particular highlighting the respective applicable rules and regulation, including the Listing Rules, which a director should aware and be informed on the first occasion of his appointment with the Company.

g) The Company has adopted the code of conduct regarding directors' securities transactions as set out in the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules (the "Model Code"). A copy of the Model Code was sent to each Director and the relevant employees of the Group who are required to be provided under the Model Code. Enquiries have been made with Directors and all the Directors have confirmed that they have complied with the required standards set out in the Model Code throughout the year.

ACCOUNTABILITY AND AUDIT

The Directors are responsible for overseeing the preparation of accounts of each financial period, which give to true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the accounts for the year ended 31 December 2005, the Directors have selected suitable accounting policies and have applied them consistently, adopted appropriate Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards which are pertinent to its operations and relevant to the financial statements, made judgments and estimates that are prudent and reasonable, and have prepared the accounts on the going concern basis.

COMMUNICATION WITH SHAREHOLDERS

The Company establishes and maintains different communication channels with its shareholders through the publication of annual and interim reports and press announcement. Such information is also available on the Company website.

The annual general meeting provides a useful forum for shareholders to exchange views with the Board. At the Company's 2005 Annual General Meeting, Chairman of the Board as well as Chairman of the Audit Committee and Remuneration Committee were present to answer shareholders' questions.

Details of the poll voting procedures and the rights of shareholders to demand a poll were included in the Share Repurchase Circular to shareholders dispatched together with the annual report. The said circular also included relevant details of proposed resolutions, including biography of each candidate standing for re-election.

At the Company's 2005 Annual General Meeting, all the resolutions were dealt with on a show of hands. All resolutions were unanimously passed.



TO THE SHAREHOLDERS OF COL CAPITAL LIMITED
(incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of COL Capital Limited (the "Company") and its subsidiaries (the "Group") on pages 22 to 70 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of the consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those consolidated financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act (as amended), and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
13 April 2006

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000
Turnover	7	**223,086**	847,491
Cost of sales		**(175,604)**	(670,343)
Gross profit		**47,482**	177,148
Net gain on investments	9	**61,970**	59,019
Other income	10	**14,950**	13,158
Distribution costs		**(6,060)**	(11,702)
Administrative expenses		**(27,705)**	(40,389)
Other operating expenses		**(136)**	(547)
Finance costs	11	**(1,571)**	(530)
Gain on disposal of a subsidiary	40	**3,544**	–
Fair value changes on investment properties		**11,360**	5,540
Fair value changes on buildings		**773**	1,704
Profit before taxation		**104,607**	203,401
Tax charge	13	**(99)**	(127)
Profit for the year	14	**104,508**	203,274
Attributable to:			
Equity holders of the Company		**104,511**	203,274
Minority interests		**(3)**	–
		104,508	203,274
Dividends	15		
– Interim dividend paid		**2,990**	3,017
– Final dividend proposed		**11,879**	12,070
Earnings per share	16		
– Basic and diluted		**HK$0.35**	HK$0.58

CONSOLIDATED BALANCE SHEET

At 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Non-current assets			
Investment properties	17	**136,526**	44,640
Property, plant and equipment	18	**51,825**	3,884
Prepaid lease payments	19	**2,483**	2,542
Investments in securities	20	**–**	313,919
Available-for-sale investments	21	**171,633**	–
Loan notes	22	**86,805**	–
Other non-current assets		**–**	528
		449,272	365,513
Current assets			
Inventories held for resale-finished goods		**1,495**	9,626
Investments in securities	20	**–**	709,854
Investments held for trading	23	**886,464**	–
Amount due from a minority shareholder	24	**4,805**	–
Debtors, deposits and prepayments	25	**12,501**	28,405
Loan receivables	26	**74,429**	103,018
Pledged bank deposits	27	**10,526**	15,182
Bank balances and cash	27	**16,819**	32,265
		1,007,039	898,350
Current liabilities			
Creditors and accrued charges	28	**41,176**	32,383
Customers' deposits and receipts in advance		**2,713**	3,513
Other borrowings	29	**100,986**	–
Taxation payable		**4,315**	4,315
		149,190	40,211
Net current assets		**857,849**	858,139
		1,307,121	1,223,652

CONSOLIDATED BALANCE SHEET

At 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
Capital and reserves			
Share capital	30	**2,975**	3,018
Reserves		**1,281,957**	1,220,634
Equity attributable to equity holders of the Company		**1,284,932**	1,223,652
Minority interests		**16,798**	–
Total equity		**1,301,730**	1,223,652
Non-current liability			
Deferred tax liability	31	**5,391**	–
		1,307,121	1,223,652

The financial statements on pages 22 to 70 were approved and authorised for issue by the Board of Directors on 13 April 2006 and are signed on its behalf by:

Ms. Chong Sok Un
DIRECTOR

Dato' Wong Peng Chong
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2005

	Attributable to equity holders of the parent company										
	Share capital HK$'000	Share premium HK$'000	Negative goodwill HK$'000	Building revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Capital redemption reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interest HK$'000	Total equity HK$'000
At 1 January 2004	3,715	759,776	32,883	456	16,422	1,922	–	288,363	1,103,537	–	1,103,537
Revaluation increase of other investment	–	–	–	–	17,766	–	–	–	17,766	–	17,766
Surplus on revaluation of leasehold land and buildings	–	–	–	608	–	–	–	–	608	–	608
Exchange differences arising from translation of financial statements of overseas subsidiary	–	–	–	–	–	–	(2)	–	(2)	–	(2)
Net income (expenses) recognised directly in equity	–	–	–	608	17,766	–	(2)	–	18,372	–	18,372
Profit for the year	–	–	–	–	–	–	–	203,274	203,274	–	203,274
Total recognised income and (expense) for the year	–	–	–	608	17,766	–	(2)	203,274	221,646	–	221,646
Dividends paid	–	–	–	–	–	–	–	(17,876)	(17,876)	–	(17,876)
Repurchase of shares *(note 30)*	(697)	(82,958)	–	–	–	–	–	–	(83,655)	–	(83,655)
At 31 December 2004	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	–	1,223,652
Effect of change in accounting policies *(note 3)*	–	–	(32,883)	–	–	–	–	13,492	(19,391)	–	(19,391)
At 1 January 2005, as restated	3,018	676,818	–	1,064	34,188	1,922	(2)	487,253	1,204,261	–	1,204,261
Fair value changes on available-for-sale investments	–	–	–	–	(3,684)	–	–	–	(3,684)	–	(3,684)
Exchange differences arising from translation of financial statements of overseas subsidiary	–	–	–	–	–	–	472	–	472	–	472
Net income (expenses) recognised directly in equity	–	–	–	–	(3,684)	–	472	–	(3,212)	–	(3,212)
Profit for the year	–	–	–	–	–	–	–	104,511	104,511	(3)	104,508
Total recognised income and (expense) for the year	–	–	–	–	(3,684)	–	472	104,511	101,299	(3)	101,296
Arising from acquisition of a subsidiary *(note 39)*	–	–	–	–	–	–	–	–	–	11,996	11,996
Capital contribution from a minority shareholder	–	–	–	–	–	–	–	–	–	4,805	4,805
Dividends paid	–	–	–	–	–	–	–	(15,060)	(15,060)	–	(15,060)
Repurchase of shares *(note 30)*	(43)	(5,525)	–	–	–	43	–	(43)	(5,568)	–	(5,568)
At 31 December 2005	2,975	671,293	–	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
OPERATING ACTIVITIES			
Profit before taxation		**104,607**	203,401
Adjustments for:			
Interest income		**(26,530)**	(20,179)
Dividend income		**(11,706)**	(10,927)
Depreciation of property, plant and equipment		**617**	1,086
Write-down of inventories		**92**	–
Interest paid		**1,571**	530
Amortisation of prepaid lease payments		**59**	59
Gain on disposal of a subsidiary		**(3,544)**	–
Loss on disposal of property, plant and equipment		**–**	41
Net realised and unrealised gain on investments		**(1,464)**	(60,519)
Changes in fair value of investments held for trading		**(61,506)**	–
Discount on early redemption of loan note		**1,000**	1,500
Fair value changes on investment properties		**(11,360)**	(5,540)
Fair value changes on buildings		**(773)**	(1,704)
Operating cash flow before movements in working capital		**(8,937)**	107,748
Decrease (increase) in inventories		**8,039**	(4,487)
Increase in trading investments		**–**	(192,153)
Increase in investments held for trading		**(122,997)**	–
Decrease in debtors, deposits and prepayments		**16,404**	12,530
Decrease (increase) in loan receivables		**1,078**	(77,191)
(Decrease) increase in creditors and accrued charges		**(42,876)**	23,993
Decrease in customers' deposits and receipts in advance		**(800)**	(3,716)
Cash used in operating activities		**(150,089)**	(133,276)
Interest paid		**(1,571)**	(530)
Tax paid		**(100)**	(171)
NET CASH USED IN OPERATING ACTIVITIES		**(151,760)**	(133,977)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2005

	NOTES	2005 HK$'000	2004 HK$'000 (restated)
INVESTING ACTIVITIES			
Net proceeds from redemption of loan notes/other investments		**59,000**	98,500
Acquisition of a subsidiary	39	**(30,971)**	–
Increase in amount due from a minority shareholder		**(4,805)**	–
Interest received		**16,581**	20,179
Dividend received		**11,706**	10,927
Proceeds from disposal of an investment property		**100**	–
Proceeds from disposal of property, plant and equipment		**–**	9
Decrease in pledged bank deposits		**4,656**	11,806
Purchase of available-for-sale investments		**(7,760)**	–
Purchase of other investments		**–**	(7,779)
Purchase of property, plant and equipment		**(88)**	(467)
Net cash inflow from disposal of a subsidiary	40	**3,544**	–
NET CASH FROM INVESTING ACTIVITIES		**51,963**	133,175
FINANCING ACTIVITIES			
New loan from a related company		**–**	271,775
Capital contribution from a minority shareholder		**4,805**	–
Repayment of loan from a related company		**–**	(271,775)
Dividend paid		**(15,060)**	(17,876)
Repurchase of shares		**(5,568)**	(83,655)
New borrowings raised		**151,048**	–
Repayment of borrowings		**(50,062)**	–
NET CASH FROM (USED IN) FINANCING ACTIVITIES		**85,163**	(101,531)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(14,634)**	(102,333)
EFFECT OF CHANGES IN FOREIGN EXCHANGE RATE		**(812)**	(2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**32,265**	134,600
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, represented by bank balances and cash		**16,819**	32,265

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The addresses of the registered office and principal place of business of the Company are disclosed on page 2 of the annual report.

The financial statements are presented in Hong Kong dollars, which is the same as the functional currency of the Company.

The Company is an investment holding company. The activities of its principal subsidiaries are set out in note 42.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and the consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting year of the Group are prepared and presented:

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves, and negative goodwill arising on acquisitions after 1 January 2001 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on 1 January 2005 of which negative goodwill of HK$32,883,000 was previously recorded in reserves. A corresponding increase to retained profits of HK32,883,000 has been made.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial instruments: Disclosure and Presentation" and HKAS 39 "Financial instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1 January 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how the financial statements of the Group are presented for the current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

Debt or equity securities previously accounted for under the alternative treatment of Statement of Standard Accounting Practice ("SSAP") 24

At 31 December 2004, the Group classified and measured its debt and equity securities in accordance with the alternative treatment of SSAP 24. Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in the profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit or loss for that period. From 1 January 2005 onwards, the Group has classified and measured its debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

All investments in securities of the Group as at 31 December 2004 amounting to HK$1,023,773,000 have been reclassified to available-for-sale investments, loan notes and investments held for trading in accordance with HKAS 39 on 1 January 2005.

Prior to the application of HKAS 39, the loan notes were stated at the nominal amount. HKAS 39 requires all financial assets and financial liabilities to be measured at fair value on initial recognition. Such loan notes were measured at amortised cost determined using the effective interest method at subsequent balance sheet dates. The Group has applied the relevant transitional provisions in HKAS 39. As a result of this change in the accounting policy, the carrying amount of the loan notes as at 1 January 2005 has been decreased by approximately HK$19,391,000 in order to state the loan notes at amortised cost in accordance with HKAS 39. Profit for the year of the Group has been increased by approximately HK$9,949,000 due to the recognition of imputed interest income which is included in other income (see note 3 for the financial impact).

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets and financial liabilities other than debt and equity securities

From 1 January 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being recognised in profit or loss directly. Other financial liabilities are carried at amortised cost using the effective interest method after initial recognition. This change has had no material effect on the results for the current and prior accounting periods.

Owner-occupied leasehold interest in land

`In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. The surplus on revaluation in respect of the land interests accounted for as property, plant and equipment previously recognised in the asset revaluation reserve was adjusted retrospectively. Comparative figures for 2004 have been restated (see note 3 for the financial impact).

Investment properties

In the current year, the Group, for the first time, applied HKAS 40 "Investment property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under predecessor standard SSAP 13 were measured at open market values, with revaluation surplus or deficit credited or charged to investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and a revaluation surplus subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied the relevant transitional provisions in HKAS 40 and elected to apply HKAS 40 from 1 January 2005 onwards. This change has had no material effect on the results for prior periods and accordingly no prior period adjustment is required.

2. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES *(Continued)*

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor interpretation (SSAP – Interpretation 20). In the current year, the Group has applied HK(SIC) Interpretation 21 ("HK(SIC) INT-21") "Income taxes – recovery of revalued non-depreciable assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) INT-21, this change in accounting policy has been applied retrospectively. This change has had no material effect on the results for prior years and accordingly no prior period adjustment is required.

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES

The cumulative effects of the application of the new HKFRSs on 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 (originally stated)	Adjustments	As at 31.12.2004 (restated)	Adjustments	As at 1.1.2005 (restated)
	HK$'000	HK$'000 *(Note)*	HK$'000	HK$'000	HK$'000
Investment properties	44,640	–	44,640	–	44,640
Prepaid lease payments	–	2,542	2,542	–	2,542
Property, plant and equipment	6,426	(2,542)	3,884	–	3,884
Loan notes	156,247	–	156,247	(19,391)	136,856
Other assets/liabilities	1,016,339	–	1,016,339	–	1,016,339
Net assets	1,223,652	–	1,223,652	(19,391)	1,204,261
Share capital	3,018	–	3,018	–	3,018
Share premium	676,818	–	676,818	–	676,818
Negative goodwill	32,883	–	32,883	(32,883)	–
Retained profits	473,761	–	473,761	13,492	487,253
Investment revaluation reserve	34,188	–	34,188	–	34,188
Building revaluation reserve	1,064	–	1,064	–	1,064
Other reserves	1,920	–	1,920	–	1,920
Total equity	1,223,652	–	1,223,652	(19,391)	1,204,261

Note: The amounts represent adjustments to comparative figures for 2004 arising from reclassification of leasehold interests in land to prepaid lease payments under operating lease according to HKAS 17. This change of accounting policy has been applied retrospectively.

3. SUMMARY OF THE EFFECT OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

The Group has not early applied the following new standards, interpretations and amendments that have been issued but are not yet effective.

HKAS 1 (Amendment)	Capital disclosure [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures [2]
HKAS 21 (Amendment)	Net investment in foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 and HKFRS 4 (Amendments)	Financial guarantee contracts [2]
HKFRS 6	Exploration for and evaluation of mineral resources [2]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC)-INT 4	Determining whether an arrangement contains a lease [2]
HK(IFRIC)-INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds [2]
HK(IFRIC)-INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment [3]
HK(IFRIC)-INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [4]

1 Effective for accounting periods beginning on or after 1 January 2007.
2 Effective for accounting periods beginning on or after 1 January 2006.
3 Effective for accounting periods beginning on or after 1 December 2005.
4 Effective for accounting periods beginning on or after 1 March 2006.

The Group has not early applied the above new standards, amendments and interpretations that have been issued but are not yet effective. The Directors of the Company do not expect the application of these standards, amendments or interpretations will have material effect on the results of operations and financial position of the Group.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities of the Stock Exchange and by the Hong Kong Companies Ordinance.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Basis of consolidation *(Continued)*

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognised immediately in profit or loss.

Negative goodwill arising on acquisitions prior to 1 January 2001 was held in reserves and negative goodwill arising on acquisition after 1 January 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

As explained in note 2 above, all negative goodwill as at 1 January 2005 has been derecognised with a corresponding adjustment to the Group's retained profits.

Revenue recognition

Trading of securities is recognised on trade date basis when the relevant contracts are executed.

Sales of goods are recognised when goods are delivered and title has passed.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Commission income is recognised when services are provided.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or fair value less subsequent accumulated depreciation and accumulated impairment losses.

Construction in progress represents property, plant and equipment in the course of construction for production or for its own use purposes. Construction in progress is carried at cost less any recognised impairment loss. Construction in progress is classified to the appropriate category of property, plant and equipment when completed and ready for use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Buildings held for use in the production or supply of goods or services, or for administrative purposes, are stated in the balance sheet at their revalued amounts, being the fair value at the date of revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any revaluation increase arising on the revaluation of buildings is credited to the building revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as expenses, in which case the increase is credited to income statement to the extent of the decrease previously charged. A decrease in carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the building revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued property, the attributable revaluation surplus is transferred directly to retained profits.

Depreciation is charged so as to write off the cost or fair value of items of property, plant and equipment, other than land and properties under construction, over their estimated useful lives, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the year in which the item is derecognised.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprises of investments held for trading. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognised directly in profit or loss in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables including loan notes, amount due from a minority shareholder, debtors and deposits and loan receivables are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not be reversed in profit or loss in subsequent periods.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

Financial liabilities

Financial liabilities including creditors and accrued charges, receipt in advance and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date, and are re-measured to fair value at subsequent reporting dates.

The Group's derivative financial instruments not qualify as hedging instrument are deemed as financial assets/liabilities for trading, changes in the fair value of derivative financial instruments are recognised in profit or loss.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet when, and only when they are extinguished (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognised and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted average method.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the impairment loss is treated as a revaluation decrease under that HKFRS.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impairment *(Continued)*

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another HKFRS, in which case the reversal of the impairment loss is treated as a revaluation increase under that HKFRS.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax base used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that the Group will be required to settle that obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

4. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the income statement on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense on a straight-line basis over the lease term.

The Group as lessee

Rentals payable under operating leases, including the leasehold interests in land, are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Retirement benefits scheme

Payments to the Group's defined contribution scheme or Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Company's net investment in a foreign operation, in which case, such exchange differences are recognised in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include, inter alia, equity investments, loan notes, loan receivables, debtors and deposits, creditors and accrued charges, other borrowings and bank balances. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

Market risk

(i) Currency risk

The Group is engaged in securities trading and investments which are denominated in foreign currencies and is therefore exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy.

However, the Group's management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arises. The management would seek financial consultant to advise on the investment portfolio held by the Group, if necessary.

(ii) Price risk

The Group's available-for-sale investments and investments held for trading are measured at fair value at each balance sheet date. Therefore, the Group is exposed to equity price risk. The Group's investment committee manages this exposure by maintaining a portfolio of investments with different risk profiles.

(iii) Interest rate risk

The Group's fair value interest rate risk relates primarily to fixed rate loan notes and fixed rate loan receivables. The Group's cash flow interest rate risk relates to its variable rate loan receivables and other borrowings.

The Group currently does not have a interest rate hedging policy. However, the management monitors interest rate exposure and will consider hedging significant interest rate exposure should the need arises.

(iv) Credit risk

The Group's credit risk are primarily attributable to trade receivables, loan notes, loan receivables, bank balances and counter-party financial obligations in financial instruments.

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 December 2005 in relation to each class of recognised financial assets is the carrying amount of those assets as stated in the consolidated balance sheet.

The Group's bank balances are deposited with banks of high credit quality in Hong Kong and the Group has exposure limit to any single financial institution.

The Group has no significant concentration of credit risk, with exposure spread over a number of counter-parties and customers.

5. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

Market risk *(Continued)*

(iv) Credit risk (Continued)

In order to minimise credit risk, management has delegated a team to be responsible for the determination of credit limits, credit approvals and other monitoring procedures. In addition, management reviews the recoverable amount of each individual trade debt, loan notes and loan receivables regularly to ensure that adequate impairment losses are recognised for irrecoverable debts. In this regard, management considers that the Group's credit risk is significant reduced.

6. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet dates, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Income taxes

As at 31 December 2005, no deferred tax asset was recognised in the Group's consolidated balance sheet in relation to the unused tax losses of approximately HK$1,691 million. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future profits generated are more than expected, further recognition of deferred tax asset in relation to unutilised tax losses may arise, which would be recognised in the income statement for the period in which such a recognition takes place.

7. TURNOVER

	2005	2004
	HK$'000	HK$'000
Sales of mobile phones	**66,309**	237,205
Proceeds from sales of investments held for trading/ listed trading investments	**130,655**	581,128
Dividend income from listed investments	**11,706**	10,927
Interest income from loan receivables	**11,693**	11,933
Commission income	–	3,854
Rental income	**2,723**	2,444
	223,086	847,491

8. BUSINESS AND GEOGRAPHICAL INFORMATION

Business segments

For management purposes, the Group is currently organised into four main operating divisions – mobile phone distribution, securities trading and investments, financial services and property investment. These divisions are the bases on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

For the year ended 31 December 2005

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Revenue					
External sales	66,309	142,361	11,693	2,723	223,086
Other operating income	–	14,077	20	–	14,097
	66,309	156,438	11,713	2,723	237,183
Result					
Segment result	(2,086)	104,524	11,528	12,166	126,132
Gain on disposal of a subsidiary					3,544
Fair value changes on buildings					773
Unallocated other operating income					853
Unallocated corporate expenses					(25,124)
Finance costs					(1,571)
Profit before taxation					104,607
Tax charge					(99)
Profit for the year					104,508

8. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2005 *(Continued)*

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
BALANCE SHEET					
Assets					
Segment assets	5,965	1,150,463	75,034	195,760	1,427,222
Unallocated corporate assets					29,089
Consolidated total assets					1,456,311
Liabilities					
Segment liabilities	3,789	101,834	1,550	35,518	142,691
Unallocated corporate liabilities					11,890
Consolidated total liabilities					154,581

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information						
Capital expenditure	56	–	–	17	15	88
Depreciation	281	–	–	112	224	617
Write-down of inventories	92	–	–	–	–	92
Acquisition of a subsidiary in relation to investment property and construction in progress	–	–	–	127,039	–	127,039

8. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2004

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
Revenue					
External sales	237,205	592,055	15,787	2,444	847,491
Other operating income	–	7,478	20	–	7,498
	237,205	599,533	15,807	2,444	854,989
Result					
Segment result	21,791	191,026	15,747	6,321	234,885
Fair value changes on buildings					1,704
Unallocated other operating income					5,660
Unallocated corporate expenses					(38,318)
Finance costs					(530)
Profit before taxation					203,401
Tax charge					(127)
Profit for the year					203,274

8. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Business segments *(Continued)*

For the year ended 31 December 2004 *(Continued)*

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Consolidated HK$'000
BALANCE SHEET					
Assets					
Segment assets	31,928	1,043,315	104,034	44,986	1,224,263
Unallocated corporate assets					39,600
Consolidated total assets					1,263,863
Liabilities					
Segment liabilities	5,152	21,536	1,048	1,540	29,276
Unallocated corporate liabilities					10,935
Consolidated total liabilities					40,211

	Mobile phone distribution HK$'000	Securities trading and investments HK$'000	Financial services HK$'000	Property investment HK$'000	Unallocated segment HK$'000	Consolidated HK$'000
Other information						
Capital expenditure	177	–	–	249	41	467
Depreciation	572	–	–	271	243	1,086
Other non-cash expenses	–	–	–	–	41	41

8. BUSINESS AND GEOGRAPHICAL INFORMATION *(Continued)*

Geographical segments

The Group's operations are located in Hong Kong and Mainland China ("China").

The Group's distribution of mobile phones, securities trading and investments, and financial services are carried out in Hong Kong. Rental income from property investment is from Hong Kong and China.

The following table provides an analysis of the Group's revenue by geographical market:

	Revenue by geographical market	
	2005	2004
	HK$'000	HK$'000
Hong Kong	**236,029**	853,621
China	**1,154**	1,368
	237,183	854,989

The following is an analysis of the carrying amount of segment assets, and additions to investment properties, property, plant and equipment, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to investment properties, property, plant and equipment	
	At	At	**Year ended**	Year ended
	31.12.2005	31.12.2004	**31.12.2005**	31.12.2004
	HK$'000	HK$'000	**HK$'000**	HK$'000
Hong Kong	**1,288,556**	1,237,996	**88**	218
China	**167,755**	25,867	**127,039**	249
	1,456,311	1,263,863	**127,127**	467

9. NET GAIN ON INVESTMENTS

	2005	2004
	HK$'000	HK$'000
Change in fair value of investments held for trading	**61,506**	–
Discount on early redemption of loan note *(Note)*	**(1,000)**	(1,500)
Net realised gain on derivatives	**1,464**	3,939
Net unrealised gain on trading investments	**–**	56,580
	61,970	59,019

Note: SHK (as defined in note 20) early redeemed part of the loan note at HK$60,000,000 (2004: HK$100,000,000) with a discount on early redemption of HK$1,000,000 (2004: HK$1,500,000) at the request by the Group. The net redemption proceed was HK$59,000,000 (2004: HK$98,500,000).

10. OTHER INCOME

	2005	2004
	HK$'000	HK$'000
Interest income from:		
– Loan notes	**4,128**	–
– Debt securities	**–**	7,478
– Bank deposits	**695**	602
– Others	**65**	166
	4,888	8,246
Imputed interest income on loan notes	**9,949**	–
Others	**113**	244
Net exchange gain	**–**	4,668
	14,950	13,158

11. FINANCE COSTS

The amounts represent interest on other borrowings wholly repayable within five years.

12. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS

Directors' emoluments

The Directors' emoluments are analysed as follows:

	For the year ended 31 December 2005				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	–	455	13,000	12	13,467
Dato' Wong Peng Chong	–	1,300	–	12	1,312
Mr. Kong Muk Yin	–	715	–	12	727
Independent Non-executive Directors					
Mr. Lo Wai On	180	–	–	–	180
Mr. Lau Siu Ki	180	–	–	–	180
Mr. Yu Qi Hao	53	–	–	–	53
	413	2,470	13,000	36	15,919

	For the year ended 31 December 2004				
	Directors' fees HK$'000	Salaries and other benefits HK$'000	Performance related incentive payments HK$'000	Retirement benefits scheme contributions HK$'000	Total emoluments HK$'000
Executive Directors					
Ms. Chong Sok Un	–	455	12,000	12	12,467
Dato' Wong Peng Chong	–	1,300	250	12	1,562
Mr. Kong Muk Yin	–	715	110	12	837
Independent Non-executive Directors					
Mr. Lo Wai On	100	–	–	–	100
Mr. Lau Siu Ki#	–	–	–	–	–
Mr. Yu Qi Hao#	–	–	–	–	–
Mr. Cheng Mo Chi, Moses*	100	–	–	–	100
	200	2,470	12,360	36	15,066

Mr. Lau Siu Ki and Mr. Yu Qi Hao were appointed as Independent Non-executive Directors on 3 June 2004 and 10 November 2004 respectively.

* Mr. Cheng Mo Chi, Moses resigned as Independent Non-executive Director on 3 June 2004.

12. DIRECTORS' EMOLUMENTS AND FIVE HIGHEST PAID INDIVIDUALS *(Continued)*

During the year, no remuneration was paid by the Group to the Directors as an inducement to join or upon joining the Group or as compensation for loss of office. None of the Directors has waived any remuneration during the year.

Five highest paid individuals

During the year, the five highest paid individuals included three Directors (2004: three), details of their emoluments are set out above. The emoluments for the remaining two (2004: two) highest paid individuals of the Group are as follows:

	2005	2004
	HK$'000	HK$'000
Salaries and other benefits	**1,245**	1,302
Retirement benefits scheme contributions	**24**	24
	1,269	1,326

The emoluments are within the following bands:

	2005	2004
	Number of employees	Number of employees
Nil to HK$1,000,000	**2**	2

13. TAX CHARGE

	2005	2004
	HK$'000	HK$'000
Current tax:		
Profits Tax in Hong Kong	**–**	(13)
Income tax in China	**(99)**	(114)
	(99)	(127)

No provision for Hong Kong Profits Tax has been made for the year either the Group has no assessable profits arising in Hong Kong or the Group's assessable profits were wholly absorbed by estimated tax losses brought forward.

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for the year 2004.

Income tax in China is calculated at 33% of estimated assessable profit for both years except for the subsidiary eligible for certain tax holidays and concessions on China income tax.

13. TAX CHARGE *(Continued)*

The tax charge for the year can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2005 HK$'000	2004 HK$'000
Profit before taxation	**104,607**	203,401
Tax at the income tax rate of 17.5% (2004: 17.5%)	**(18,306)**	(35,595)
Tax effect of expenses that are not deductible	**(2,029)**	(5,797)
Tax effect of income that is not taxable	**6,055**	6,843
Utilisation of tax losses previously not recognised	**14,914**	35,439
Tax effect of tax losses not recognised	**(1,019)**	(1,174)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(45)**	(54)
Others	**331**	211
Tax charge for the year	**(99)**	(127)

14. PROFIT FOR THE YEAR

	2005 HK$'000	2004 HK$'000
Profit for the year has been arrived at after charging (crediting):		
Auditors' remuneration	**918**	800
Cost of inventories recognised as expenses	**60,103**	201,511
Amortisation of prepaid lease payments	**59**	59
Depreciation of property, plant and equipment	**617**	1,086
Write-down of inventories	**92**	–
Loss on disposal of property, plant and equipment	**–**	41
Net exchange loss	**159**	–
Realised fair value gain on investments held for trading	**17,592**	114,377
Staff costs, inclusive of directors' emoluments	**24,095**	23,899
Gross rental income from properties	**(2,723)**	(2,444)
Less: Direct operating expenses that generated rental income	**1,671**	1,410
Direct operating expenses that did not generate rental Income	**246**	253
Net rental income	**(806)**	(781)

15. DIVIDENDS

	2005 HK$'000	2004 HK$'000
Ordinary shares:		
Interim dividend paid – HK$0.01 (2004: HK$0.01) per share	**2,990**	3,017
Final dividend proposed – HK$0.04 (2004: HK$0.04) per share	**11,879**	12,070

The final dividend of HK$0.04 per share for the year ended 31 December 2005 has been proposed by the Directors and is subject to approval by the shareholders in the annual general meeting.

16. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the ordinary equity holders of the Company is based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings for the purpose of basic and diluted earnings per share (Profit for the year attributable to equity holders of the Company)	**104,511**	203,274

	Number of shares	Number of shares
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	**300,660,114**	347,849,919

Impact of changes in accounting policy

Changes in the Group's accounting policies during the year are described in details in note 2. To the extent that those changes have had an impact on results reported for the year ended 31 December 2005, they have had an impact on the amounts reported for earnings per share. The following table summaries that impact on earnings per share:

	2005 Impact on earnings per share HK$
Fair value changes on investment properties	**0.04**
Imputed interest income on loan notes	**0.03**
	0.07

The changes in the Group's accounting policies during the year had no impact on results reported for the year ended 31 December 2004, hence they had no impact on the amounts reported for earnings per share.

17. INVESTMENT PROPERTIES

	HK$'000
FAIR VALUE	
At 1 January 2004	31,550
Revaluation increase	5,540
Transfer from building	7,550
At 31 December 2004	44,640
Acquired on acquisition of a subsidiary	80,005
Disposal	(100)
Fair value changes	11,360
Exchange adjustments	621
At 31 December 2005	136,526

The Group's investment properties are analysed as follows:

	2005	2004
	HK$'000	HK$'000
Properties held under medium term leases:		
– in Hong Kong	**30,510**	20,990
– in China	**103,176**	20,850
Properties situated in China held under long leases	**2,840**	2,800
	136,526	44,640

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The fair value of the Group's investment properties at 31 December 2005 have been arrived at on the basis of a valuation carried out on that date by DTZ Debenham Tie Leung Limited and Norton Appraisals Limited, independent qualified professional valuers not connected with the Group. DTZ Debenham Tie Leung Limited and Norton Appraisals Limited have appropriate qualifications and recent experiences in the valuation of similar properties in the relevant locations. The valuation, which conforms to The Hong Kong Institute of Surveyors Valuation Standards on Properties published by the Hong Kong Institute of Surveyors, was arrived at by reference to market evidence of transaction prices for similar properties.

18. PROPERTY, PLANT AND EQUIPMENT

	Construction in progress HK$'000	Buildings in Hong Kong under medium-term lease HK$'000	Computer and electronic equipment HK$'000	Furniture and fixtures HK$'000	Motor vehicles HK$'000	Total HK$'000
COST OR VALUATION						
At 1 January 2004						
– as originally stated	–	10,625	2,088	2,765	501	15,979
– effect on adoption of HKAS 17	–	(2,542)	–	–	–	(2,542)
– as restated	–	8,083	2,088	2,765	501	13,437
Additions	–	–	92	375	–	467
Disposals	–	–	(32)	(82)	–	(114)
Revaluation increase	–	2,075	–	–	–	2,075
Transfer to investment property	–	(7,550)	–	–	–	(7,550)
At 1 January 2005	–	2,608	2,148	3,058	501	8,315
Additions	–	–	37	51	–	88
Revaluation increase	–	712	–	–	–	712
Acquired on acquisition of a subsidiary	47,034	–	–	–	–	47,034
Exchange adjustment	663	–	–	–	–	663
At 31 December 2005	47,697	3,320	2,185	3,109	501	56,812
Comprising:						
At cost	47,697	–	2,185	3,109	501	53,492
At valuation – 2005	–	3,320	–	–	–	3,320
	47,697	3,320	2,185	3,109	501	56,812
ACCUMULATED DEPRECIATION						
At 1 January 2004	–	–	1,223	1,922	501	3,646
Provided for the year	–	237	428	421	–	1,086
Eliminated on disposals	–	–	(18)	(46)	–	(64)
Eliminated on revaluation	–	(237)	–	–	–	(237)
At 1 January 2005	–	–	1,633	2,297	501	4,431
Provided for the year	–	61	312	244	–	617
Eliminated on revaluation	–	(61)	–	–	–	(61)
At 31 December 2005	–	–	1,945	2,541	501	4,987
CARRYING VALUES						
At 31 December 2005	47,697	3,320	240	568	–	51,825
At 31 December 2004	–	2,608	515	761	–	3,884

18. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

The above items of property, plant and equipment are depreciated on a straight-line basis at the following rates per annum:

Buildings	Over the shorter of the lease terms or 30 – 50 years
Computer and electronic equipment	20%
Furniture and fixtures	20% – 50%
Motor vehicles	20% – 50%

The buildings of the Group were revalued at 31 December 2005 by DTZ Debenham Tie Leung Limited, a firm of independent professional property valuers, on market value basis. The fair value changes on buildings of HK$773,000 has been credited to the consolidated income statement.

At 31 December 2005, had the buildings been carried at historical cost less accumulated depreciation, their carrying values would have been stated at HK$2,239,000 (2004: HK$2,292,000).

19. PREPAID LEASE PAYMENTS

The Group's prepaid lease payments represent leasehold land in Hong Kong held under medium term leases.

The leasehold land is amortised on a straight-line basis over the remaining term of the leases.

20. INVESTMENTS IN SECURITIES

Investments securities as at 31 December 2004 are set out below. Upon the application of HKAS 39 on 1 January 2005, investment securities were reclassified to appropriate categories under HKAS 39 (see note 2 for details).

	Trading investments	**Other securities**	**Total**
	HK$'000	HK$'000	HK$'000
Equity securities			
– listed in Hong Kong	456,312	128,176	584,488
– listed overseas	244,185	30,552	274,737
	700,497	158,728	859,225
Debt securities			
– unlisted *(Note)*	–	156,247	156,247
Unit trusts			
– unlisted	–	8,301	8,301
	700,497	323,276	1,023,773
Carrying amount analysed for reporting purposes as:			
– Non-current	–	313,919	313,919
– Current	700,497	9,357	709,854
	700,497	323,276	1,023,773
Market value of listed securities	700,497	158,728	859,225

Note: The debt securities represent the loan notes issued by Sun Hung Kai & Co. Limited ("SHK") and Allied Group Limited ("AG") which formed part of the consideration for the sale of SHK's and AG's shares by the Group in year 2003. The loan notes bear interest at 4% per annum for SHK and 2.25% per annum for AG and are redeemable by SHK and AG at SHK's and AG's option on or before 7 March 2008 and 15 August 2008 respectively unless specifically agreed by both parties.

21. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 December 2005 comprise:

	HK$'000
Listed investments:	
– Equity securities listed in Hong Kong	134,261
– Equity securities listed elsewhere	19,272
	153,533
Unlisted investments:	
– Unit trusts	17,572
– Club debentures	528
	18,100
Total	171,633

At the balance sheet date, all available-for-sale investments are stated at fair value. Fair values of listed investments and unit trusts have been determined by reference to quoted market bid prices at the balance sheet date. Fair values of the club debentures have been determined by reference to the recent transaction prices of similar club debentures.

22. LOAN NOTES

Other investments included in investments in securities (see note 20) as at 31 December 2004 were reclassified as loans and receivables and as available-for-sale investments respectively in accordance with HKAS 39. The loan notes were issued by SHK and AG which formed part of the consideration for the sale of SHK's and AG's shares by the Group in year 2003 and were classified as part of the other investments included in the investments in securities as at 31 December 2004. The loan notes bear interest at 4% per annum (effective interest rate: 7.9%) for SHK and 2.25% per annum (effective interest rate: 7.5%) for AG and are redeemable by SHK and AG at SHK's and AG's option on or before 7 March 2008 and 15 August 2008 respectively unless specifically agreed by both parties.

The Directors consider that the fair value of the Group's loan notes at 31 December 2005 approximates to the corresponding carrying amount.

23. INVESTMENTS HELD FOR TRADING

Trading investments included in investments in securities (see note 20) as at 31 December 2004 were reclassified as investments held for trading in accordance with HKAS 39.

Investments held for trading as at 31 December 2005 include:

	HK$'000
Listed securities:	
– Equity securities listed in Hong Kong	**571,410**
– Equity securities listed elsewhere	**315,054**
	886,464

The fair values of the above held for trading investments are determined based on the quoted market bid prices available on the relevant exchanges.

As at 31 December 2005, particulars of the Group's investments in the equity securities which exceed 10% of the assets of the Group disclosed pursuant to Section 129(2) of the Hong Kong Companies Ordinance are as follows:

Name of company	Place of incorporation	Class of shares	Percentage of issued share capital held by the Group
Allied Group Limited	Hong Kong	Ordinary	9.5%
Tian An China Investments Company Limited	Hong Kong	Ordinary	7.6%
Mulpha International Limited	Malaysia	Ordinary	11.8%

24. AMOUNT DUE FROM A MINORITY SHAREHOLDER

The amount is unsecured, interest bearing at prime rate and is repayable within six months.

The Directors consider that the carrying amount of amount due from a minority shareholder approximates its fair value.

25. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has a policy of allowing an average credit period of 30-90 days to its trade debtors.

An aged analysis of trade debtors is as follows:

	2005	2004
	HK$'000	HK$'000
Within 90 days	**2,409**	8,792
91 – 180 days	**–**	41
181 – 360 days	**93**	48
	2,502	8,881
Other debtors, deposits and prepayments	**9,999**	19,524
	12,501	28,405

The Directors consider that the carrying amount of debtors approximates its fair value.

26. LOAN RECEIVABLES

	2005	2004
	HK$'000	HK$'000
Fixed-rate loan	**62,429**	101,018
Variable-rate loan	**12,000**	2,000
	74,429	103,018

The average interest received for the fixed-rate loan receivables denominated in Hong Kong dollars and Renminbi was approximately 12% (2004: 12%) per annum.

The effective interest rates (which are also equal to contracted interest rates) of the variable-rate loan receivables are ranging from "The Hongkong and Shanghai Banking Corporation Limited ("HSBC") Prime rate" to "HSBC Prime rate plus 2%" denominated in Hong Kong dollars. Interest is normally repriced at every six months.

Fixed-rate loan receivables amounting to HK$2,400,000 and variable-rate loan receivables amounting to HK$12,000,000 are secured.

The Directors consider that the fair values of the Group's loan receivables as at 31 December 2005 approximate to the corresponding carrying amounts.

27. PLEDGED BANK DEPOSITS AND BANK BALANCES AND CASH

The pledged bank deposits are denominated in Hong Kong dollars bearing interest at prevailing market rate.

The Directors consider that the carrying amount of pledged bank deposits and bank balances approximates their fair values.

28. CURRENT FINANCIAL LIABILITIES

Creditors and accrued charges principally comprise amounts outstanding for trade purpose and ongoing costs.

An aged analysis of trade creditors is as follows:

	2005	2004
	HK$'000	HK$'000
Trade creditors due within 90 days	**35**	24,776
Other creditors and accrued charges	**41,141**	7,607
	41,176	32,383

The Directors consider that the carrying amounts of the current financial liabilities listed above approximate their fair values.

29. OTHER BORROWINGS

Other borrowings represent securities margin financing received from stock broking, futures and options broking house. The entire borrowings are secured by the Group's pledged marketable securities, repayable on demand and bear interest at prevailing market rates.

In the opinion of the Directors, no aged analysis is disclosed as the aged analysis does not give additional value.

The Directors consider that the carrying amounts of the current financial liabilities listed above approximate their fair values.

30. SHARE CAPITAL

	Number of shares		Value	
	2005	2004	**2005**	2004
			HK$'000	HK$'000
Ordinary shares of HK$0.01 each				
Authorised:				
At beginning and end of the year	**30,000,000,000**	30,000,000,000	**300,000**	300,000
Issued and fully paid:				
At beginning of the year	**301,755,547**	371,468,753	**3,018**	3,715
Repurchase of shares	**(4,276,000)**	(69,713,206)	**(43)**	(697)
At end of the year	**297,479,547**	301,755,547	**2,975**	3,018

During the year, the Company repurchased its own shares on the Stock Exchange as follows:

Months of repurchase	**Number of ordinary shares of HK$0.10 each**	**Price per share**		**Aggregate consideration paid**
		Highest	**Lowest**	
		HK$	HK$	HK$'000
September 2005 to November 2005	4,276,000	1.39	1.23	5,568

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof. The premium payable on repurchase of the shares of HK$5,525,000 has been charged to the share premium account. An amount equivalent to the nominal value of the shares cancelled has been transferred from the retained profits of the Company to the capital redemption reserve.

The repurchases of the Company's shares during the year were effected by the Directors, pursuant to the mandate from shareholders, with a view to benefiting shareholders as a whole by enhancing the net asset value per share and earnings per share of the Group.

In August 2004, the Company repurchased 69,713,206 ordinary shares for HK$1.20 in cash per share. The excess of the offer price over the nominal value amounted to HK$82,958,000 was charged to the share premium account.

31. DEFERRED TAXATION

Deferred tax liability amounting to HK$5,391,000 is due to the acquisition of a subsidiary during the year.

At 31 December 2005, the Group has estimated unused tax losses of approximately HK$1,691 million (2004: HK$1,771 million), for offset against future profits. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams. These tax losses may be carried forward indefinitely.

The Group has deductible temporary differences of approximately HK$37 million (2004: HK$33 million). No deferred tax asset has been recognised in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

32. CONTINGENT LIABILITIES

(a) In respect of the disposal of a subsidiary in prior years, the Group has given an indemnity to the purchaser against all liabilities, losses, costs and expenses suffered and/or incurred by the purchaser in relation to or arising out of the assignment of certain of the subsidiary's business contracts.

(b) In 1997, the Group had given a counter-indemnity to a former substantial shareholder and the ex-chairman of PCCW Limited (formerly Tricom Holdings Limited ("Tricom")), and Chambord Investment Inc. in respect of certain indemnities given to Tricom at the time of and to facilitate the listing of Tricom's shares on the Stock Exchange. These indemnities related to the use of the Tricom tradename, the infringement of the permitted use of properties, the guarantees granted to Tricom to secure banking facilities and tax liabilities.

The Directors consider it is not probable to estimate the financial effect of the indemnities and warranty given.

33. LITIGATION

(a) In November 1998, a writ was issued against the Company's subsidiaries, Hongkong Digital Television Limited ("Digital TV", formerly Star Interactive Television Limited) and Star Telecom Services Limited ("STSL", formerly Hong Kong Star Internet Limited) by nCube Corporation ("nCube"), claiming the sum of approximately US$1,980,000 (equivalent to approximately HK$15,305,000) plus interest in relation to the alleged purchase of two MediaCube 3000 systems by Digital TV from nCube. The claim of nCube against STSL was on the basis of a chop of STSL on the contract between Digital TV and nCube. STSL had taken legal advice and had been advised that it was very unlikely that STSL would be held liable to the claim of nCube. Digital TV was also opposing the claim of nCube and had taken legal advice.

As advised by its lawyers, Digital TV had reasonable grounds in defending the claim and, accordingly, had not made any provision in the financial statements in connection with the claim. Digital TV filed a defence in this section on 14 December 1998 and nCube had failed to take further action since that date. There was no progress during the year in respect of the litigation.

33. LITIGATION *(Continued)*

(b) Stellar One Corporation ("Stellar One") served a statutory demand under Section 178 of the Hong Kong Companies Ordinance for the sum of approximately US$1,152,000 (equivalent to approximately HK$8,983,000) upon Digital TV in November 1998. Stellar One filed a winding up petition against Digital TV in December 1998 which was vigorously opposed by Digital TV. Digital TV applied for an order for security for the costs against Stellar One. On 4 May 1999, the Court ordered Stellar One to pay HK$200,000 to the court as security for the costs of Digital TV on or before 7 May 1999. Stellar One failed to pay that amount to the court.

The petition was dismissed in November 1999 and Stellar One was to pay Digital TV its cost of the petition, which amounted to HK$254,000. Stellar One had indicated that it would proceed to arbitration in Honolulu to recover the alleged amount.

Digital TV took legal advice and was advised that the arbitration proceedings had not commenced as of the date of approval of these financial statements. As advised by its lawyers, Digital TV had reasonable grounds in defending the claims and, accordingly, had not made any provision in the financial statements in connection with the claims.

Save and except for the matters specified above, the Group is not engaged in any litigation or claims of material importance and, so far as the Directors are aware, no litigation or claims of material importance are pending or threatened by or against any companies of the Group.

34. CAPITAL COMMITMENTS

	2005	2004
	HK$'000	HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of an investment property	**14,716**	–

35. PLEDGE OF ASSETS

At the balance sheet date, the following assets of the Group were pledged to banks and securities brokers house to secure short term credit facilities:

	2005	2004
	HK$'000	HK$'000
Investment properties	**22,100**	15,000
Investments held for trading	**756,305**	–
Investments in securities	–	631,924
Bank deposits	**10,526**	15,182
	788,931	662,106

36. LEASE COMMITMENTS

The Group as lessee

	2005	2004
	HK$'000	HK$'000
Minimum lease payments paid under operating leases in respect of premises	**1,566**	1,119

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2005	2004
	HK$'000	HK$'000
Within one year	**2,008**	428
In the second to fifth year inclusive	**813**	–
	2,821	428

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated for an average term of two years and rentals are fixed for an average term of two years.

The Group as lessor

Property rental income earned during the year was approximately HK$2,723,000 (2004: HK$2,444,000). The investment properties generated rental yields of 2.0% (2004: 5.5%). The properties held have committed tenants for an average of two years.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments under non-cancellable operating leases in respect of rented premises which fall due as follows:

	2005	2004
	HK$'000	HK$'000
Within one year	**3,528**	2,459
In the second to fifth year inclusive	**5,087**	1,350
	8,615	3,809

37. RETIREMENT BENEFITS SCHEMES

The Group operates a defined contribution retirement benefits scheme for its qualifying employees in Hong Kong. The assets of the scheme are held separately from those of the Group in funds under the control of independent trustee.

The retirement benefits scheme contributions charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the scheme. Where there are employees who leave the scheme prior to vesting fully in the contributions, the amount of the forfeited contributions will be used to reduce future contributions payable by the Group or will be refunded to the Company upon request.

As at 31 December 2005, there was no forfeited contributions (2004: Nil), which arose upon employees leaving the scheme and which were available to reduce the contributions payable by the Group in future years.

In addition to the defined contribution retirement benefits scheme, the Group is required to contribute to Mandatory Provident Fund for certain employees in Hong Kong based on applicable rates of monthly salary in accordance with the relevant regulations.

During the year, the retirement benefits scheme contributions net of forfeited contributions of nil (2004: HK$32,000), amounted to HK$329,000 (2004: HK$326,000).

38. RELATED PARTY TRANSACTIONS

During the year ended 31 December 2004, the Group entered the following transactions with related parties:

(a) On 2 April 2004, a credit facility with a maximum amount of US$40,000,000 was granted by a related company to finance the general working capital of the Group.

(b) One of the directors of the related company, Ms. Chong Sok Un is also a Director of the Company. The loan was unsecured, borne annual interest rate of HIBOR plus 0.5% and was repayable in one and a half year from the drawdown date. The loan was fully settled during the year ended 31 December 2004. The interest expense in respect of the loan from the related company was HK$511,000, which was included in finance costs per note 11.

Compensation of key management personnel

The remuneration of Directors and other members of key management of the Group during the year was as follows:

	2005	2004
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**17,128**	16,332
Retirement benefits costs	**60**	60
	17,188	16,392

The remuneration of Directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

39. ACQUISITION OF A SUBSIDIARY

On 28 June 2005, the Group acquired 75% of the issued share capital of 深圳市天利安實業發展有限公司 ("天利安") for a consideration of HK$35,988,000. This acquisition has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction are as follows:

	Acquiree's carrying amount before combination HK$'000	Fair value adjustments HK$'000	Fair value HK$'000
Net assets acquired:			
Investment property	44,065	35,940	80,005
Construction in progress	47,034	–	47,034
Debtors, deposits and prepayments	500	–	500
Bank and cash balances	9	–	9
Creditors and accrued charges	(51,669)	–	(51,669)
Amount due to a previous shareholder	(22,503)	–	(22,503)
Tax liability	(1)	–	(1)
Deferred tax liability	–	(5,391)	(5,391)
	17,435	30,549	47,984
Minority interest			(11,996)
			35,988
Total consideration satisfied by:			
Cash consideration paid			30,980
Loan receivable			5,008
			35,988
Net cash outflow arising on acquisition:			
Cash consideration paid			(30,980)
Cash and cash equivalents acquired			9
			(30,971)

In respect of the above acquisition, consideration of approximately HK$30,980,000 was satisfied by cash and the remaining amount of approximately HK$5,008,000 was satisfied by the loan receivable.

39. ACQUISITION OF A SUBSIDIARY *(Continued)*

If the acquisition had been completed on 1 January 2005, total group revenue for the year would have been HK$223,086,000, and profit for the year would have been HK$104,398,000. The proforma information is for illustrative purposes only and is not necessarily an indicative revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2005, nor is it intended to be a projection of future results.

The subsidiary acquired does not have significant contribution to the Group's turnover and result for the year between the date of acquisition and the balance sheet date.

40. DISPOSAL OF A SUBSIDIARY

The net liabilities of the wholly-owned subsidiary at the date of disposal were as follows:

	20.9.2005 HK$'000
NET LIABILITIES DISPOSED OF	
Amounts due to group companies *(Note)*	(9,077)
Satisfied by:	
Cash	3,544
Net cash inflow arising on disposal:	
Cash consideration received during the year ended 31 December 2005	3,544

During the year, the disposed subsidiary did not make a significant contribution to the Group's profit and cash flows respectively.

During the year, the disposed subsidiary had a loss for the period of HK$5,000 which is included in the Group's profit for the year.

Note: Amounts due to group companies were waived at the date of disposal and therefore there was a gain on disposal of HK$3,544,000.

41. MAJOR NON-CASH TRANSACTION

During the year, the Group entered the following major non-cash transaction:

In respect of the Group's loan receivables, a previous shareholder of 天利安 agreed to settle a loan receivable of HK$27,511,000 on the borrower's behalf by assigning an amount of HK$22,503,000 due to him by 天利安 to the Group and off-setting part of the consideration of HK$5,008,000 payable to him for the Group's acquisition of the 75% of the registered capital of 天利安 (details are set out in note 39).

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES

Particulars of the principal subsidiaries as at 31 December 2005 are as follows:

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Directly held				
Besford International Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Classic Fortune Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Mission Time Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Star Paging (BVI) Limited	The British Virgin Islands	Ordinary US$400	100%	Investment holding
Yuenwell Holdings Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Indirectly held				
China Capital Holdings Limited	Hong Kong	Ordinary HK$2	100%	Treasury service
China Online (Bermuda) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
China Online Nominees Limited	Hong Kong	Ordinary HK$200	100%	Investment holding and provision of nominee services
China Online Secretaries Limited	Hong Kong	Ordinary HK$2	100%	Provision of secretarial services

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(Continued)*				
Dualiane Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Focus Clear Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading in Hong Kong
Forepower Limited	The British Virgin Islands	Ordinary US$1	100%	Property investment in Hong Kong
Genwo Limited	Hong Kong	Ordinary HK$200,000	100%	Property investment
Gold Chopsticks Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Honest Opportunity Limited	The British Virgin Islands	Ordinary US$1	100%	Securities trading and investment in Hong Kong and overseas
Join Capital Limited	Hong Kong	Ordinary HK$2	100%	Money lending
Kintic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
Konnic Limited	Hong Kong	Ordinary HK$2	100%	Property investment
New Fortress Investments Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(Continued)*				
Rich Investments Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Sinway Limited	Hong Kong	Ordinary HK$2	100%	Mobile handsets distribution
Sparkling Summer Limited	The British Virgin Islands	Ordinary US$6,500,000	100%	Securities trading in Hong Kong and overseas
Star Charter Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom (China Investment) Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Star Telecom Holding Limited	Hong Kong	Ordinary HK$200 Deferred # HK$4,000,000	100%	Investment holding
Star Telecom Limited	Hong Kong	Ordinary HK$3,000,000	100%	Telecom and IT products and services
Star Telecom Properties Limited	Hong Kong	Ordinary HK$200	100%	Investment and property holding
Taskwell Limited	The British Virgin Islands	Ordinary US$1	100%	Investment holding
Tricom Tianchi Limited	Hong Kong	Ordinary HK$2	100%	Investment holding
Vinka Limited	Hong Kong	Ordinary HK$2	100%	Investment holding

42. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

Name of subsidiary	Place of incorporation/ registration	Nominal value of issued ordinary share/ registered capital	Percentage of equity attributable to the Company	Principal activities
Indirectly held *(Continued)*				
Widerich Limited	Hong Kong	Ordinary HK$2	100%	Property investment
星電電子技術發展(深圳)有限公司*	China	Registered HK$1,000,000	100%	Research and development for computer software and relevant technical consultancy services
深圳市天利安實業發展有限公司**	China	Registered RMB46,000,000	75%	Property investment

\# The deferred shares, which are not held by the Group, practically carry no rights to any dividend or to receive notice of or to attend or vote at any general meeting of the company or to any distribution in winding up.

* Wholly foreign-owned enterprise.

** 天利安 is a sino-foreign equity joint venture entity owned by the Group and independent third parties in the PRC. On 8 November 2005, the registered capital of 天利安 was increased by RMB20,000,000 (equivalent to HK$19,220,000) and the whole capital contribution was contributed by Star Charter Limited, an indirectly wholly owned subsidiary of the Company. Under the loan agreement entered into between Star Charter Limited and a minority shareholder of 天利安, 25% of the abovementioned capital contribution (ie. RMB5,000,000 equivalent to HK$4,805,000) was paid by Star Charter Limited on behalf of a minority shareholder. The Group therefore effectively has 75% attributable economic interest in 天利安.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results of the year or assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

All subsidiaries operate principally in their places of incorporation unless specified otherwise under "Principal activities".

None of the subsidiaries had any debts securities subsisting at 31 December 2005 or at any time during the year.

43. POST BALANCE SHEET EVENTS

Subsequent to 31 December 2005, the Group entered the following transactions:

(a) AG early redeemed part of the loan notes with par value of approximately HK43,465,000 with a discount on early redemption of approximately HK$3,962,000 at the request of the Group. The net redemption proceed is approximately HK39,503,000.

(b) The Group entered into a sale and purchase agreement with two independent third parties pursuant to which the Group agreed to dispose of and the two independent third parties agreed to purchase 30,000 ordinary shares at par value of HK$1.00 each in an associate of the Group which was fully impaired in previous year, at a total consideration of HK1,740,000.

(c) On 23 March 2006, the Group disposed of 天利安, a non-wholly owned subsidiary, together with the related shareholder loan and the amount due from a minority shareholder, to a third party at an aggregate consideration of RMB99,900,000 (equivalent to HK$96,058,000).

(d) On 27 March 2006, the Group disposed of 70,000,000 shares of Tian An China Investments Company Limited at HK$3.68 each.

The results and the assets and liabilities of the Group for the past five financial years, as extracted from the Group's published audited financial statements and reclassified as appropriate, are set out below:

RESULTS

	For the year ended 31 December				
	2001	2002	2003	2004	**2005**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
	(restated)	(restated)	(restated)		
Turnover	2,344,369	1,299,322	493,533	847,491	**223,086**
Profit (Loss) before taxation	(732,640)	(603,417)	292,414	203,401	**104,607**
Taxation	2,002	198	(336)	(127)	**(99)**
Profit (Loss) for the year	(730,638)	(603,219)	292,078	203,274	**104,508**
Attributable to:					
Equity holders of the Company	(717,254)	(602,914)	292,078	203,274	**104,511**
Minority interests	(13,384)	(305)	–	–	**(3)**
	(730,638)	(603,219)	292,078	203,274	**104,508**

ASSETS AND LIABILITIES

	At 31 December				
	2001	2002	2003	2004	**2005**
	HK$'000	HK$'000	HK$'000	HK$'000	**HK$'000**
Total assets	1,513,751	910,773	1,123,456	1,263,863	**1,456,311**
Total liabilities	(190,159)	(112,007)	(19,919)	(40,211)	**(154,581)**
	1,323,592	798,766	1,103,537	1,223,652	**1,301,730**
Equity attributable to equity holders of the Company	1,323,287	798,766	1,103,537	1,223,652	**1,284,932**
Minority interests	305	–	–	–	**16,798**
	1,323,592	798,766	1,103,537	1,223,652	**1,301,730**

資產及負債

	於十二月三十一日				
	二零零一年	二零零二年	二零零三年	二零零四年	**二零零五年**
	千港元	千港元	千港元	千港元	**千港元**
資產總額	1,513,751	910,773	1,123,456	1,263,863	**1,456,311**
負債總額	(190,159)	(112,007)	(19,919)	(40,211)	**(154,581)**
	1,323,592	798,766	1,103,537	1,223,652	**1,301,730**
本公司權益持有人應佔之權益	1,323,287	798,766	1,103,537	1,223,652	**1,284,932**
少數股東權益	305	—	—	—	**16,798**
	1,323,592	798,766	1,103,537	1,223,652	**1,301,730**

財務概要

以下為本集團關於過去五年財政年度之業績及資產與負債，乃摘錄自本集團已公佈之經審核財務報表，並適當地重新分類：

業績

	截至十二月三十一日止年度				
	二零零一年 千港元 （重列）	二零零二年 千港元 （重列）	二零零三年 千港元 （重列）	二零零四年 千港元	**二零零五年** **千港元**
營業額	2,344,369	1,299,322	493,533	847,491	**223,086**
除税前溢利（虧損）	(732,640)	(603,417)	292,414	203,401	**104,607**
税項	2,002	198	(336)	(127)	**(99)**
本年度溢利（虧損）	(730,638)	(603,219)	292,078	203,274	**104,508**
以下應佔：					
本公司權益持有人	(717,254)	(602,914)	292,078	203,274	**104,511**
少數股東權益	(13,384)	(305)	—	—	**(3)**
	(730,638)	(603,219)	292,078	203,274	**104,508**

43. 結算日後事項

二零零五年十二月三十一日後，本集團進行以下交易：

(a) 本集團以提早贖回折價約3,962,000港元，要求聯合提早贖回票面值約43,465,000港元之部份貸款票據，贖回淨收益約39,503,000港元。

(b) 本集團與兩位獨立第三者訂立買賣協議。根據該協議，本集團同意出售及該兩位獨立第三者同意收購本集團上年度已全數攤銷之30,000股票面值1港元之聯營公司普通股，總代價1,740,000港元

(c) 於二零零六年三月二十三日，本集團以總代價99,900,000人民幣(約96,058,000港元)出售天利安(一間非全資附屬公司)連同有關股東貸款及應收一位少數股東款項。

(d) 於二零零六年三月二十七日，本集團以每股3.68港元出售70,000,000股天安中國投資有限公司股份。

42. 主要附屬公司詳情 *(續)*

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有 *(續)*				
盈光有限公司	香港	普通股2港元	100%	物業投資
星電電子技術發展(深圳)有限公司*	中國	註冊 1,000,000港元	100%	計算機軟件的研發及相關技術諮詢
深圳市天利安實業發展有限公司**	中國	註冊 46,000,000人民幣	75%	物業投資

\# 遞延股並非由本集團持有，亦無享有任何派息或接收通告或出席本公司任何股東大會或投票表決之權利或任何清盤分派

* 全外資企業

** 天利安為一家由本集團及中國獨立第三方擁有之中外合資經營企業。於二零零五年十一月八日，天利安之註冊資本增加人民幣20,000,000元(相等於19,220,000港元)，且本公司一家間接全資附屬公司星振有限公司負責整筆注資。根據星振有限公司與天利安之一名少數股東訂立之貸款協議，星振有限公司代表一名少數股東支付上述注資額之25%(即人民幣5,000,000元，相等於4,805,000港元)。因此，本集團實際擁有天利安之75%應佔經濟利益。

依董事之意見，上表列載之本公司各附屬公司，已能大致反映本集團於本年度之業績或主要資產淨值情況。如加載其他附屬公司之詳情，將令資料過於冗長。

除在「主要業務」一欄另行説明外，所有附屬公司均在其註冊成立地點經營業務。

於二零零五年十二月三十一日或年內任何時間，各附屬公司概無任何債務證券。

42. 主要附屬公司詳情(續)

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有(續)				
景溢投資有限公司	香港	普通股2港元	100%	投資控股
統維有限公司	香港	普通股2港元	100%	流動電話分銷
Sparkling Summer Limited	英屬處女群島	普通股 6,500,000美元	100%	在香港及海外從事證券買賣
星振有限公司	香港	普通股2港元	100%	投資控股
星光電訊(中國投資)有限公司	香港	普通股2港元	100%	投資控股
星光電訊集團有限公司	香港	普通股200港元 遞延股# 4,000,000港元	100%	投資控股
星光電訊有限公司	香港	普通股 3,000,000港元	100%	電訊及資訊科技產品分銷
星光電訊置業有限公司	香港	普通股200港元	100%	投資及持有物業
Taskwell Limited	英屬處女群島	普通股1美元	100%	投資控股
得信佳天芝有限公司	香港	普通股2港元	100%	投資控股
中國網絡(百慕達)有限公司	香港	普通股2港元	100%	投資控股

截至二零零五年十二月三十一日止年度

42. 主要附屬公司詳情 *(續)*

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
間接持有 *(續)*				
Dualiane Limited	英屬處女群島	普通股1美元	100%	投資控股
Focus Clear Limited	英屬處女群島	普通股1美元	100%	在香港從事證券買賣
Forepower Limited	英屬處女群島	普通股1美元	100%	香港物業投資
展和有限公司	香港	普通股200,000港元	100%	物業投資
Gold Chopsticks Limited	英屬處女群島	普通股1美元	100%	投資控股
Honest Opportunity Limited	英屬處女群島	普通股1美元	100%	在香港及海外從事證券買賣及投資
邦盈有限公司	香港	普通股2港元	100%	放債
建迪有限公司	香港	普通股2港元	100%	物業投資
康遠有限公司	香港	普通股2港元	100%	物業投資
New Fortress Investments Limited	英屬處女群島	普通股1美元	100%	投資控股

42. 主要附屬公司詳情

於二零零五年十二月三十一日之主要附屬公司詳情如下：

附屬公司名稱	成立／註冊地點	已發行普通股／註冊股本面值	本公司應佔權益百分比	主要業務
直接持有				
Besford International Limited	英屬處女群島	普通股1美元	100%	投資控股
Classic Fortune Limited	英屬處女群島	普通股1美元	100%	投資控股
Mission Time Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
Star Paging (BVI) Limited	英屬處女群島	普通股400美元	100%	投資控股
Yuenwell Holdings Limited	英屬處女群島	普通股1美元	100%	投資控股
間接持有				
中國資本集團有限公司	香港	普通股2港元	100%	財資管理服務
China Online (Bermuda) Limited	香港	普通股2港元	100%	投資控股
中國網絡代理人有限公司	香港	普通股200港元	100%	投資控股及提供代理人服務
中國網絡秘書有限公司	香港	普通股2港元	100%	提供秘書服務

39. 收購一間附屬公司 *(續)*

如該項收購於二零零五年一月一日完成，本集團於本年度之總收入將為223,086,000港元及溢利將為104,398,000港元。此備考資料只作說明用途，並不等於如收購於二零零五年一月一日完成後，本集團真正獲得之收入及經營業績，亦並不反映將來將會達至之業績。

收購附屬公司對本集團於收購日及資產負債表結算日之營業額及業績並未帶來重大之貢獻。

40. 出售一間附屬公司

全資附屬公司之負債淨額於出售日期如下：

	二零零五年 九月二十日 千港元
出售之負債淨額	
應付集團公司之款項 *(附註)*	**(9,077)**
支付方式：	
現金	**3,544**
因出售之淨現金流入：	
直至二零零五年十二月三十一日已收之現金代價	**3,544**

截至本年度，出售附屬公司並未為本集團在盈利及現金流量上帶來重大之貢獻。

截至本年度，在此期間因出售附屬公司之虧損為5,000港元，已包括在本年度集團之盈利中。

附註： 應付集團公司款項已於出售日期豁免，因此出售溢利為3,544,000港元。

41. 主要非現金交易

年內，本集團訂立了以下主要非現金交易：

就本集團之應收貸款而言，天利安之一名前股東同意代表借款人償還一筆為數27,511,000港元之應收貸款，方法為將天利安應付其為數22,503,000港元之款項轉讓予本集團，並將有關本集團收購天利安註冊資本之75%而應向其支付之代價5,008,000港元之一部分抵銷(詳情載於附註39)。

39. 收購一間附屬公司

於二零零五年六月二十八日，本集團以35,988,000港元之代價，收購深圳市天利安實業發展有限公司(「天利安」)之75%已發行股本。本項交易已採用會計購入法入賬。

該項交易中收購之淨資產如下：

	收購公司 合併前賬面值 千港元	公允值調整 千港元	公允值 千港元
收購之淨資產：			
投資物業	44,065	35,940	80,005
在建工程	47,034	—	47,034
應收賬項、按金及預付款項	500	—	500
銀行結餘及現金	9	—	9
應付款項及應計費用	(51,669)	—	(51,669)
應付一位前股東之款項	(22,503)	—	(22,503)
稅項負債	(1)	—	(1)
遞延稅項負債	—	(5,391)	(5,391)
	17,435	30,549	47,984
少數股東權益			(11,996)
			35,988
總代價支付方式：			
現金代價支付			30,980
應收貸款			5,008
			35,988
因收購之淨現金流出：			
已付現金代價			(30,980)
現金及收購之現金等值			9
			(30,971)

關於以上之收購之代價以現金約30,980,000港元支付，其餘之款項約5,008,000港元以應收貸款方式支付。

37. 退休福利計劃

本集團為其在香港之合資格僱員設立一項定額供款退休福利計劃。該計劃之資產與本集團之資產分開處理，交由獨立信託人控制之基金管理。

自收益表扣除之退休福利計劃供款指本集團須按計劃規則指定之比率向計劃支付之供款。倘僱員在有權全面享有供款之前退出計劃，沒收之供款將用於削減本集團日後所須支付之供款，或應本公司要求退還予本公司。

於截至二零零五年十二月三十一日止年度，沒有任何因僱員退出計劃而出現及可用於削減本集團於未來數年所須支付之供款之沒收供款(二零零四年：無)。

除定額供款退休福利計劃外，本集團須為若干香港僱員，就有關法例，以每月薪酬之適當比率，供款強積金。

年內之退休福利計劃供款並無扣除任何沒收供款(二零零四年：32,000港元)後達329,000港元(二零零四年：326,000港元)。

38. 關連各方交易

於二零零四年十二月三十一日年度內，本集團與關連各方進行以下交易：

(a) 於二零零四年四月二日，獲一關連公司授予一項最高可達40,000,000美元的信貸融資，為本公司及附屬公司的一般運營資金提供融資。

(b) 該關連公司的其中一位董事，莊淑涴小姐同時亦為本公司的董事。該項借款並無押抵，按香港銀行同業拆息年息率加0.5厘計息，並須於提取借款後一年半內償還。該項借款已於二零零四年十二月三十一日年度內悉數償還。就此項關連公司提供借款的利息開支為511,000港元，已包括在附註11的融資成本內。

主要管理層的薪酬

本集團之董事及主要管理層於本年度內之薪酬如下：

	二零零五年 **千港元**	二零零四年 千港元
薪金及其他短期僱員福利	**17,128**	16,332
退休福利費用	**60**	60
	17,188	16,392

薪酬委員會已根據個人表現及市場趨勢決定董事及主要管理層之薪酬。

36. 經營租約安排

本集團作為承租人

	二零零五年 **千港元**	二零零四年 千港元
根據物業之經營租約下，支付之最低租約付款	**1,566**	1,119

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約而須於未來支付之最低租約付款之承諾如下：

	二零零五年 **千港元**	二零零四年 千港元
一年內	**2,008**	428
第二年至第五年(首尾兩年包括在內)	**813**	—
	2,821	428

經營租約應付款為本集團若干辦公室物業之應付租金。租約協議平均為2年期而租金亦固定平均為2年期。

本集團作為出租人

於本年度物業租金收入為2,723,000港元(二零零四年：2,444,000港元)。投資物業預期產生2.0%租金收益(二零零四年：5.5%)。所持物業於未來平均2年已有承租人。

於資產負債表結算日，本集團根據租賃物業之不可撤消之經營租約，將於未來應收的最低租約付款如下：

	二零零五年 **千港元**	二零零四年 千港元
一年內	**3,528**	2,459
第二年至第五年(首尾兩年包括在內)	**5,087**	1,350
	8,615	3,809

33. 訴訟 *(續)*

(b) Stellar One Corporation (「Stellar One」)根據香港公司條例第178條於一九九八年十一月，向數碼電視發出要求償還約1,152,000美元(約相當於8,983,000港元)之法定付款要求。Stellar One於一九九八年十二月提出一項將數碼電視清盤之呈請，數碼電視對此項呈請作出強烈抗辯。數碼電視已申請一項針對Stellar One之繳付訟費保證金令。於一九九九年五月四日，法院下令Stellar One於一九九九年五月七日或之前支付200,000港元予法院，作為數碼電視之訟費保證金。Stellar One並未向法院支付該款項。

該項呈請已於一九九九年十一月撤銷，而Stellar One須向數碼電視支付堂費254,000港元。Stellar One 已表示其將會要求Honolulu法院作出仲裁，以追討有關款項。

數碼電視已徵詢法律意見，有關仲裁訴訟截至本財務報表獲批准之日並未展開。根據法律意見，數碼電視有合理依據就有關索償提出抗辯，因此，並未就該項索償於財務報表中作出任何撥備。

除上述事項外，本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司概無任何尚未了結或可能面臨或已提出之重大訴訟或索償。

34. 資本承擔

	二零零五年	二零零四年
	千港元	千港元
關於收購投資物業時已簽訂但並未呈列於財務報表之資本費用	**14,716**	–

35. 資產抵押

於資產負債表結算日，本集團之下列資產已按予銀行及證券行作為取得短期信貸融資之抵押：

	二零零五年	二零零四年
	千港元	千港元
投資物業	**22,100**	15,000
持作買賣之投資	**756,305**	–
證券投資	–	631,924
銀行存款	**10,526**	15,182
	788,931	662,106

31. 遞延稅項

於年內，遞延稅項為5,391,000港元，乃由於收購一間附屬公司而產生。

截至二零零五年十二月三十一日，本集團擁有可抵銷未來溢利之估計未動用稅項虧損為1,691,000,000港元(二零零四年：1,771,000,000港元)，由於無法預知未來溢利，故並無確認遞延稅項資產。其稅項虧損可以無限期保留。

本集團其他可予扣減之暫時差異為37,000,000港元(二零零四年：33,000,000港元)。鑑於未來不大可能有應課稅溢利抵銷可動用之可扣減暫時差異，故本集團並無就可扣減暫時差異確認遞延稅項資產。

32. 或然負債

(a) 就於以往年度出售一間附屬公司，本集團已就買方因轉讓該附屬公司之若干業務合約而蒙受及／或引致之一切負債、損失、成本及費用向買方提供賠償保證。

(b) 於一九九七年，本公司曾向電訊盈科有限公司(前稱得信佳集團有限公司(「得信佳」))前主要股東兼前主席及Chambord Investment Inc.就有關得信佳股份於聯交所上市而向得信佳提供若干賠償保證，以促成得信佳股份於聯交所上市而作出相互賠償保證。該等賠償保證乃涉及使用得信佳之商標，侵犯財產之許可使用，為取得銀行融資而向得信佳提供擔保及稅項負責。

董事認為無法估計提供賠償保證及擔保所產生之財務影響。

33. 訴訟

(a) 於一九九八年十一月，nCube Corporation (「nCube」)向本公司之附屬公司香港數碼電視有限公司(「數碼電視」，前稱星光互動電視有限公司)及Star Telecom Services Limited(「STSL」，前稱香港星光國際網絡有限公司)發出令狀，就指稱數碼電視向nCube購買兩套MediaCube 3000系統，提出索償約1,980,000美元(約相當於15,305,000 港元)連同利息之款項。nCube對STSL提出索償乃以數碼電視與nCube 之間之合約上之STSL蓋章為基礎。STSL已徵詢法律意見，而法律意見認為STSL不大可能要對nCube之索償負上法律責任。數碼電視亦正對nCube之索償作出抗辯，並已徵詢法律意見。

根據法律意見，數碼電視有合理依據就有關索償提出抗辯，故並未就有關索償在財務報表上作出任何撥備。數碼電視已於一九九八年十二月十四日提交答辯書，而nCube自該日起並未就有關訴訟採取進一步行動。有關訴訟於年內並無任何進展。

30. 股本

	股份數目		面值	
	二零零五年	二零零四年	**二零零五年**	二零零四年
			千港元	千港元
每股面值0.01港元之普通股				
法定：				
於年初及年終	**30,000,000,000**	30,000,000,000	**300,000**	300,000
已發行及繳足股款：				
於年初	**301,755,547**	371,468,753	**3,018**	3,715
股份回購	**(4,276,000)**	(69,713,206)	**(43)**	(697)
於年終	**297,479,547**	301,755,547	**2,975**	3,018

於本年度內，本公司於聯交所回購其股份如下：

	每股0.10港元	每股價格		
回購月份	**之普通股數目**	**最高**	**最低**	**總支付代價**
		港元	港元	千港元
二零零五年九月至二零零五年十一月	4,276,000	1.39	1.23	5,568

購回之股份已於年內註銷，而本公司之已發行股本則調低有關面值。有關購回股份之應付溢價5,525,000港元已於股份溢價賬扣除。與註銷股份之面值等同之金額已自本公司保留溢利轉撥往資本贖回儲備。

於年內購回之股份乃由董事根據股東所授出之授權進行，目的乃透過提高本集團之每股資產淨值及每股盈利令整體股東受惠。

於二零零四年八月，本公司按每股1.2港元以現金購回69,713,206股普通股。購回價較有關股份面值多出的82,958,000港元計入股份溢價賬。

27. 有抵押銀行存款及銀行結餘及現金

有抵押銀行存款主要為港幣，並以適用市場息率計息。

董事認為有抵押銀行存款及銀行結餘之賬面值與公允價值相約。

28. 流動金融負債

應付賬項及應計費用已包括主要的未決議之貿易賬項及其繼續運作成本。

以下為應付貿易賬項之賬齡分析：

	二零零五年 **千港元**	二零零四年 千港元
90日內應付貿易賬項	**35**	24,776
其他賬項及應計費用	**41,141**	7,607
	41,176	32,383

董事已考慮到以上列明的流動財務負債之賬面值已接近其公允價值。

29. 其他借貸

其他借款乃指向股票經紀行、期貨及期權經紀行取得之證券孖展借貸。整筆借貸由本集團之已抵押有價證券作抵押，須於要求時償還及須按適用市場利率計息。

董事認為，由於賬齡分析並不會增加價值，故並無披露賬齡分析。

董事認為，上述流動金融負債之賬面值約相等於彼等之公允價值。

25. 應收賬項、按金及預付款項

本集團之一貫政策為給予其客戶平均30至90日之賬期。

以下為應收貿易賬項之賬齡分析：

	二零零五年 千港元	二零零四年 千港元
90日內	**2,409**	8,792
91－180 日	**–**	41
181－360日	**93**	48
	2,502	8,881
其他應收賬項、按金及預付款項	**9,999**	19,524
	12,501	28,405

董事已考慮到應收賬項之賬面值已接近其公允價值。

26. 應收貸款

	二零零五年 千港元	二零零四年 千港元
定息貸款	**62,429**	101,018
浮息貸款	**12,000**	2,000
	74,429	103,018

定息應收貸款之已收取平均利息主要為港幣及人民幣，約為年息12%(二零零四年：12%)。

浮息應收貸款之實際利率(亦相等於訂約利率)，乃介乎「香港上海滙豐銀行有限公司(「滙豐銀行」)最優惠利率」至「滙豐銀行最優惠利率加2%」，並以港元計值。利息一般每六個月重新定價一次。

定息應收貸款額2,400,000港元及浮息應收貸款額12,000,000港元均已抵押。

董事認為本集團於二零零五年十二月三十一日之應收貸款公允價值與其賬面值相約。

23. 持作買賣之投資

供買賣投資包括證券投資於二零零四年十二月三十一日已根據會計準則第39號重新分類至持作買賣之投資內（見附註20）。

於二零零五年十二月三十一日持作買賣之投資包括：

	千港元
上市證券	
－在香港上市之股本證券	**571,410**
－在其他地方上市之股本證券	**315,054**
	886,464

該等持作買賣投資之公允價值乃根據有關交易所所報之市場買入報價釐定。

於二零零五年十二月三十一日，本集團投資股本證券上所持下列公司之權益超過本集團資產10%，以下為根據香港公司條例第129(2)條予以披露之詳情：

公司名稱	**註冊成立地點**	**股份類別**	**本集團所持已發行股本百分比**
聯合集團有限公司	香港	普通股	9.5%
天安中國投資有限公司	香港	普通股	7.6%
Mulpha International Limited	馬來西亞	普通股	11.8%

24. 應收一位少數股東款項

該款項並無抵押，按優惠利率計息及於六個月內償還。

董事認為應收一位少數股東款項之賬面值大約接近其公允價值。

21. 可供出售投資

於二零零五年十二月三十一日可供出售投資包括：

	千港元
上市投資	
一香港上市股本證券	**134,261**
一其他地方上市股本證券	**19,272**
	153,533
非上市投資：	
一單位信託基金	**17,572**
一會籍債券	**528**
	18,100
總額	**171,633**

於結算日，所有可供出售投資均以公允價值呈列。上市投資及單位信託基金之公允價值以結算日市場買賣之報價作為參考。會籍債券之公允價值以類似之會籍債券最近成交價格作為參考決定。

22. 貸款票據

於二零零四年十二月三十一日證券投資（見附註20）中之其他投資已根據香港財務報表準則第39號，分別分類為貸款及應收款項和可供出售投資。該貸款票據由新鴻基及聯合發行，並為本集團於二零零三年出售新鴻基股票及聯合股票之部份代價。貸款票據於二零零四年十二月三十一日被分類為證券投資中之其他投資部份。該等貸款票據分別按年息4%（實際息率：7.9%）及年息2.25%（實際息率：7.5%）計算，而除非雙方另行協定，否則由新鴻基及聯合選擇於二零零八年三月七日及二零零八年八月十五日或之前由新鴻基及聯合提出贖回。

董事認為本集團之貸款票據之公允價值於二零零五年十二月三十一日與其賬面值相約。

20. 證券投資

於二零零四年十二月三十一日之證券投資概述如下，自二零零五年一月一日，因應用香港會計準則第39號，證券投資已根據香港會計準則第39號而重新分類於適當類別(詳情見附註2)。

	供買賣投資	**其他證券**	**總額**
	千港元	千港元	千港元
股本證券			
一在香港上市	456,312	128,176	584,488
一在海外上市	244,185	30,552	274,737
	700,497	158,728	859,225
債務證券			
一非上市 *(附註)*	—	156,247	156,247
單位信託基金			
一非上市	—	8,301	8,301
	700,497	323,276	1,023,773
就申報而分析之賬面值			
一非流動	—	313,919	313,919
一流動	700,497	9,357	709,854
	700,497	323,276	1,023,773
上市證券之市值	700,497	158,728	859,225

附註： 債務證券指新鴻基有限公司(「新鴻基」)及聯合集團有限公司(「聯合」)就本集團於二零零三年出售新鴻基及聯合股份之部分代價。新鴻基之貸款票據按年利率4%計息，而聯合之貸款票據則按年利率2.25%計息，而除非雙方另行協定，否則由新鴻基及聯合選擇於二零零八年三月七日及二零零八年八月十五日或之前由新鴻基及聯合提出贖回。

18. 物業、廠房及設備 *(續)*

以上物業、廠房及設備之項目乃以直線法按如下年率折舊：

樓宇	按租約年期或30－50年(以較短者為準)
電腦及電子設備	20%
傢俬及裝置	20%－50%
車輛	20%－50%

本集團名下所有樓宇，經由獨立專業物業估值行戴德梁行有限公司於二零零五年十二月三十一日按公開市場基準重估其價值。樓宇公允價值之變動為773,000港元，已列入綜合收益表內。

於二零零五年十二月三十一日，樓宇按成本減累計折舊列賬，此等物業之賬面值應為2,239,000港元(二零零四年：2,292,000港元)。

19. 預付租賃款項

本集團之預付租賃款項為於香港持有中期租約之租賃土地。

租賃土地以剩餘租賃年期按直線法攤銷。

18. 物業、廠房及設備

	在建工程	在香港根據中期租約持有之樓宇	電腦及電子設備	傢俬及裝置	車輛	總額
	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值						
於二零零四年一月一日						
一原先呈列	–	10,625	2,088	2,765	501	15,979
一因應香港財務報表準則第17號之影響	–	(2,542)	–	–	–	(2,542)
一重列	–	8,083	2,088	2,765	501	13,437
添置	–	–	92	375	–	467
出售	–	–	(32)	(82)	–	(114)
重估增值	–	2,075	–	–	–	2,075
轉往投資物業	–	(7,550)	–	–	–	(7,550)
於二零零五年一月一日	–	2,608	2,148	3,058	501	8,315
添置	–	–	37	51	–	88
重估增值	–	712	–	–	–	712
因收購一間附屬公司而持有	47,034	–	–	–	–	47,034
滙兑調整	663	–	–	–	–	663
於二零零五年十二月三十一日	47,697	3,320	2,185	3,109	501	56,812
包括：						
按成本值	47,697	–	2,185	3,109	501	53,492
按二零零五年估值	–	3,320	–	–	–	3,320
	47,697	3,320	2,185	3,109	501	56,812
累計折舊						
於二零零四年一月一日	–	–	1,223	1,922	501	3,646
本年度撥備	–	237	428	421	–	1,086
因出售而撇銷	–	–	(18)	(46)	–	(64)
因估值而撇銷	–	(237)	–	–	–	(237)
於二零零五年一月一日	–	–	1,633	2,297	501	4,431
本年度撥備	–	61	312	244	–	617
因估值而撇銷	–	(61)	–	–	–	(61)
於二零零五年十二月三十一日	–	–	1,945	2,541	501	4,987
賬面值						
於二零零五年十二月三十一日	47,697	3,320	240	568	–	51,825
於二零零四年十二月三十一日	–	2,608	515	761	–	3,884

17. 投資物業

	千港元
公允價值	
於二零零四年一月一日	31,550
重估增值	5,540
由樓宇轉入	7,550
於二零零四年十二月三十一日	44,640
因收購一間附屬公司而持有	80,005
出售	(100)
公允價值之變動	11,360
滙兑調整	621
於二零零五年十二月三十一日	136,526

本集團所持投資物業之分析如下：

	二零零五年 千港元	二零零四年 千港元
根據中期租約而持有之物業：		
一在香港	**30,510**	20,990
一在中國	**103,176**	20,850
根據長期租約持有而位於中國之物業	**2,840**	2,800
	136,526	44,640

本集團根據經營租賃持有，以賺取租金或增加資本之所有物業權益，乃利用公允值模式計量，並分類及作為投資物業處理。

本集團投資物業於二零零五年十二月三十一日之公允價值乃由與本集團無任何關係的獨立專業評估師一戴德梁行有限公司及普敦國際評估有限公司於當日進行估值。戴德梁行有限公司及普敦國際評估有限公司擁有合適的資格及近期重估有關地區相近物業估值的經驗。該評估乃遵照香港測量師學會所頒佈的物業估值準則，以相同物業之市場成交價作為參考釐定。

15. 股息

	二零零五年 千港元	二零零四年 千港元
普通股：		
已付中期股息－每股0.01港元(二零零四年：0.01港元)	**2,990**	3,017
建議末期股息－每股0.04港元(二零零四年：0.04港元)	**11,879**	12,070

董事建議派發截至二零零五年十二月三十一日止年度每股0.04港元之末期股息，此項建議尚待股東於股東週年大會上批准。

16. 每股盈利

本公司普通權益持有人應佔每股基本及攤薄盈利乃根據下列數據計算：

	二零零五年 千港元	二零零四年 千港元
計算每股基本及攤薄盈利所依據之盈利 (本公司權益持有人應佔本年度之溢利)	**104,511**	203,274
	股份數目	股份數目
計算每股基本及攤薄盈利所依據之普通股份加權平均數	**300,660,114**	347,849,919

會計政策變動之影響

年內本集團之會計政策變動，已於附註2詳述。倘若該等變動影響所呈報有關截至二零零五年十二月三十一日止年度之業績，則彼等對所呈報之每股盈利款額亦會有影響。下表概述了對每股盈利之影響：

	二零零五年 對每股盈利 之影響 港元
投資物業按公允價值之變動	**0.04**
貸款票據之估算利息收入	**0.03**
	0.07

年內本集團之會計政策變動，並無影響所呈報有關截至二零零四年十二月三十一日止年度之業績，故彼等並無影響所呈報有關每股盈利之款項。

13. 稅項支出(續)

年度之稅項支出與綜合收益表內之除稅前溢利調節如下：

	二零零五年 千港元	二零零四年 千港元
除稅前溢利	**104,607**	203,401
按本地利得稅稅率17.5%(二零零四年：17.5%)	**(18,306)**	(35,595)
不可減免支出之稅項影響	**(2,029)**	(5,797)
毋須課稅收入之稅項影響	**6,055**	6,843
動用過往未確認稅項虧損	**14,914**	35,439
未確認稅項虧損之稅項影響	**(1,019)**	(1,174)
於其他司法權區經營之附屬公司不同稅率之影響	**(45)**	(54)
其他	**331**	211
本年度稅項支出	**(99)**	(127)

14. 本年度溢利

	二零零五年 千港元	二零零四年 千港元
本年度溢利已扣除(撥回)：		
核數師酬金	**918**	800
已確認為支出之存貨成本	**60,103**	201,511
預付租賃款項之攤銷	**59**	59
物業、廠房及設備之折舊	**617**	1,086
存貨減值	**92**	–
出售物業、廠房及設備之虧損	–	41
滙兑虧損淨額	**159**	–
持作買賣投資之已變現公允價值溢利	**17,592**	114,377
員工成本，包括董事酬金	**24,095**	23,899
物業之租金收入毛利	**(2,723)**	(2,444)
扣除：產生租金收入之直接經營支出	**1,671**	1,410
非產生租金收入之直接經營支出	**246**	253
租金收入淨額	**(806)**	(781)

12. 董事酬金及五名最高薪人仕（續）

於本年度內，本集團並無支付任何酬金給董事作為鼓勵他們加入本集團之報酬或離職之補償。於本年度內概無董事放棄任何酬金。

五名最高薪人仕

於本年度，五名最高薪人仕包括三名董事（二零零四年：三位），詳情已載於上文。本集團餘下二位最高薪人仕（二零零四年：二位）之酬金如下：

	二零零五年 千港元	二零零四年 千港元
薪金及其他福利	**1,245**	1,302
退休福利計劃供款	**24**	24
	1,269	1,326

酬金之分佈如下：

	二零零五年 僱員人數	二零零四年 僱員人數
零至1,000,000港元	**2**	2

13. 稅項支出

	二零零五年 千港元	二零零四年 千港元
本年期稅項：		
於香港之利得稅	**–**	(13)
於中國之所得稅	**(99)**	(114)
	(99)	(127)

由於本集團於本年度在香港並無產生應課稅溢利，或由於應課稅溢利悉數被承前估計稅項虧損所抵銷，故本年度並未就香港利得稅提取撥備。

香港利得稅乃根據二零零四年年度之估計應課稅溢利按17.5%之稅率計算。

中國所得稅乃根據兩個年度之估計應課稅溢利按33%之稅率計算，惟合資格享有中國所得稅之若干免稅期及稅項寬減之附屬公司除外。

截至二零零五年十二月三十一日止年度

12. 董事酬金及五名最高薪人仕

董事酬金

董事酬金分析如下：

	截至二零零五年十二月三十一日止年度				
	董事袍金 千港元	薪金及 其他福利 千港元	與表現 相關的獎金 千港元	退休福利 計劃供款 千港元	總酬金 千港元
執行董事					
莊淑涴女士	–	**455**	**13,000**	**12**	**13,467**
王炳忠拿督	–	**1,300**	–	**12**	**1,312**
江木賢先生	–	**715**	–	**12**	**727**
獨立非執行董事					
勞偉安先生	**180**	–	–	–	**180**
劉紹基先生	**180**	–	–	–	**180**
俞啟鎬先生	**53**	–	–	–	**53**
	413	**2,470**	**13,000**	**36**	**15,919**

	截至二零零四年十二月三十一日止年度				
	董事袍金 千港元	薪金及 其他福利 千港元	與表現 相關的獎金 千港元	退休福利 計劃供款 千港元	總酬金 千港元
執行董事					
莊淑涴女士	–	455	12,000	12	12,467
王炳忠拿督	–	1,300	250	12	1,562
江木賢先生	–	715	110	12	837
獨立非執行董事					
勞偉安先生	100	–	–	–	100
劉紹基先生#	–	–	–	–	–
俞啟鎬先生#	–	–	–	–	–
鄭慕智先生*	100	–	–	–	100
	200	2,470	12,360	36	15,066

\# 劉紹基先生及俞啟鎬先生分別於二零零四年六月三日及二零零四年十一月十日獲委任為獨立非執行董事。

* 鄭慕智先生於二零零四年六月三日辭退獨立非執行董事職位。

9. 投資之溢利淨額

	二零零五年 千港元	二零零四年 千港元
持作買賣之投資按公允價值之變動	**61,506**	–
提早購回貸款票據之折扣 *(附註)*	**(1,000)**	(1,500)
衍生工具之已變現溢利淨額	**1,464**	3,939
供買賣投資之未變現溢利淨額	–	56,580
	61,970	59,019

附註： 本集團要求提早贖回部份所持新鴻基所發行的貸款票據（定義見附註20），價值60,000,000港元（二零零四年：100,000,000港元），提早贖回的折價為1,000,000港元（二零零四年：1,500,000港元），因此有關贖回的淨收益為59,000,000港元（二零零四年：98,500,000港元）。

10. 其他收入

	二零零五年 千港元	二零零四年 千港元
利息收入：		
－貸款票據	**4,128**	–
－債務證券	–	7,478
－銀行存款	**695**	602
－其他	**65**	166
	4,888	8,246
貸款票據之估算利息收入	**9,949**	–
其他	**113**	244
滙兑收益淨額	–	4,668
	14,950	13,158

11. 融資成本

此數額代表於五年內全數償還銀行及其他借貸之利息。

8. 業務及地區資料 *(續)*

地區分項

本集團之經營業務分佈於香港及中國內地(「中國」)。

本集團之流動電話分銷，證券買賣及投資以及財務服務業務在香港進行。投資物業的租金收入來自香港及中國。

以下列表提供本集團按市場地區收入之分析：

	按市場地區之收入	
	二零零五年	二零零四年
	千港元	千港元
香港	**236,029**	853,621
中國	**1,154**	1,368
	237,183	854,989

以下為按照資產分佈之地區，以分項資產之賬面值、投資物業及物業、廠房及設備之增加之分析：

	分項資產之賬面值		投資物業、物業、廠房及設備之增加	
	於二零零五年十二月三十一日	於二零零四年十二月三十一日	**截至二零零五年十二月三十一日止年度**	截至二零零四年十二月三十一日止年度
	千港元	千港元	**千港元**	千港元
香港	**1,288,556**	1,237,996	**88**	218
中國	**167,755**	25,867	**127,039**	249
	1,456,311	1,263,863	**127,127**	467

8. 業務及地區資料(續)

業務分項(續)

截至二零零四年十二月三十一日止年度(續)

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	31,928	1,043,315	104,034	44,986	1,224,263
未分攤之公司資產					39,600
綜合總資產					1,263,863
負債					
分項負債	5,152	21,536	1,048	1,540	29,276
未分攤之公司負債					10,935
綜合總負債					40,211

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤之分項 千港元	綜合 千港元
其他資料						
資本開支	177	–	–	249	41	467
折舊	572	–	–	271	243	1,086
其他非現金支出	–	–	–	–	41	41

8. 業務及地區資料 *(續)*

業務分項 *(續)*

截至二零零四年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
收入					
對外銷售	237,205	592,055	15,787	2,444	847,491
其他經營收入	—	7,478	20	—	7,498
	237,205	599,533	15,807	2,444	854,989
業績					
分項業績	21,791	191,026	15,747	6,321	234,885
樓宇按公允價值之變動					1,704
未分攤之其他經營收入					5,660
未分攤之公司支出					(38,318)
融資成本					(530)
除稅前溢利					203,401
稅項支出					(127)
本年度溢利					203,274

8. 業務及地區資料（續）

業務分項（續）

截至二零零五年十二月三十一日止年度（續）

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
資產負債表					
資產					
分項資產	5,965	1,150,463	75,034	195,760	1,427,222
未分攤之公司資產					29,089
綜合總資產					1,456,311
負債					
分項負債	3,789	101,834	1,550	35,518	142,691
未分攤之公司負債					11,890
綜合總負債					154,581

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	未分攤之分項 千港元	綜合 千港元
其他資料						
資本開支	56	–	–	17	15	88
折舊	281	–	–	112	224	617
存貨減值	92	–	–	–	–	92
關於收購一間附屬公司之投資物業及在建工程	–	–	–	127,039	–	127,039

8. 業務及地區資料

業務分項

於管理上，本集團現時分為四大營運業務，分別是流動電話分銷、證券買賣及投資、財務服務和物業投資。上述四大業務乃本集團滙報主要分項資料所按之基準。

關於此等業務之分項資料呈列如下：

截至二零零五年十二月三十一日止年度

	流動電話分銷 千港元	證券買賣及投資 千港元	財務服務 千港元	物業投資 千港元	綜合 千港元
收入					
對外銷售	66,309	142,361	11,693	2,723	223,086
其他經營收入	—	14,077	20	—	14,097
	66,309	156,438	11,713	2,723	237,183
業績					
分項業績	(2,086)	104,524	11,528	12,166	126,132
出售一間附屬公司之溢利					3,544
樓宇按公允價值之變動					773
未分攤之其他經營收入					853
未分攤之公司支出					(25,124)
融資成本					(1,571)
除稅前溢利					104,607
稅項支出					(99)
本年度溢利					104,508

5. 金融風險管理目標及政策（*續*）

市場風險（*續*）

(iv) 信貸風險（續）

為了盡量減低信貸風險，管理層已指派一支隊伍負責釐定信貸風險、信貸批核及其他監督程序。此外，管理層定期審核各個別貿易債務之應收款項、貸款票據及應收貸款，確保就不可收回債務提供足夠減值虧損確認。為此，管理層認為本集團已大幅減低信貸風險。

6. 估計不確定性的主要來源

於資產負債表結算日，有關未來之主要假設，以及估計不確定性之主要來源（具有導致下個財政年度之資產及負債賬面值須作重大調整之重大風險）現於下文討論。

利得稅

於二零零五年十二月三十一日，於本集團之綜合資產負債表中已確認無遞延稅項資產及有關未動用稅項虧損約1,691,000,000港元。變現遞延稅項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課稅暫時差額而定。倘產生之未來實際溢利乃多於預期溢利，而該未來溢利會於有關撥回發生期間之收益表內確認。

7. 營業額

	二零零五年	二零零四年
	千港元	千港元
銷售流動電話	**66,309**	237,205
出售持作買賣之投資／上市買賣投資之收益	**130,655**	581,128
上市投資之股息收入	**11,706**	10,927
應收貸款之利息收入	**11,693**	11,933
佣金收入	**—**	3,854
租金收入	**2,723**	2,444
	223,086	847,491

5. 財務風險管理目標及政策

本集團之主要金融工具包括，證券投資，貸款票據，應收貸款，應收賬項、按金、應付賬項及應計費用，其他借貸及銀行結餘。該等金融工具詳情於各附註披露。下文載列與該等金融工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

市場風險

(i) 貨幣風險

本集團參與以外幣交易之證券買賣投資，因此存在外滙風險。本集團暫時仍未有一套外滙對沖政策。

然而，管理層會密切監察相關外滙風險，並於有需要時考慮對沖重大外滙風險。如有需要，管理層會就本集團所持有之投資組合徵求財務顧問之意見。

(ii) 價格風險

本集團之可供出售投資及持作交易投資均於各結算日按公允值計量。因此，本集團面對股本價格風險。本集團之投資委員會維持一個包含不同風險特徵之投資組合，藉以管理價格風險。

(iii) 利率風險

本集團之公允值利率風險，乃主要涉及定息貸款票據及定息應收貸款。本集團之現金流量利率風險，乃涉及其浮息應收貸款及其他借款。

本集團目前並無制定利率對沖政策。然而，管理層負責監管利率風險，並將於有需要時考慮對沖重大利率風險。

(iv) 信貸風險

本集團之信貸風險可歸納為應收賬款、貸款票據、應收貸款、銀行結餘及於金融工具內交易對手之金融承擔。

倘對方於二零零五年十二月三十一日未能履行彼等之承擔，則本集團就每類已確認金融資產而須承受之最大信貸風險為已於綜合資產負債表列值之資產之賬面金額反映。

本集團之銀行結餘乃存放於信用質量高之香港銀行，故本集團僅面對來自任何單一金融機構之風險。

本集團並無集中之信貸風險，有關風險乃分散至多個其他方及客戶。

4. 主要會計政策*(續)*

租賃

如果租賃條款在實質上將與資產擁有權有關的所有風險和報酬轉讓給承租人，該租賃則歸類為融資租賃。所有其他租賃則歸類為經營租賃。

本集團作為出租人

從經營租賃得到之租金，以直線法按有關租賃予以確認。於磋商及安排一項經營租賃時產生之初步直接成本，乃加入租賃資產之賬面值內，並於租期按直線法確認為支出。

本集團作為承租人

根據經營租賃下之應付租金包括土地的租賃利息，以直線法按有關租賃期於損益表內扣除。作為訂立經營租賃之獎勵而已收及應收之利益，均於租期按直線法確認為租金支出之減少。

退休福利計劃

向本集團之界定供款計劃或強積金計劃支付之款項，均於到期時作為開支扣除。

外幣

於編製各個別集團實體之財務報表時，以該實體功能貨幣以外之貨幣(外幣)進行之交易均按交易日期之適用匯率換算為功能貨幣(即該實體主要經營之經濟地區之貨幣)記賬。於各結算日，以外幣為定值之貨幣項目均按結算日之適用匯率重新換算。按公允價值以外幣定值之非貨幣項目乃按於公允價值釐定當日之適用匯率重新換算。按外幣歷史成本計量之非貨幣項目毋須重新換算。

於結算及換算貨幣項目時產生之匯兑差額均於彼等產生期間內於損益賬中確認。惟因貨幣項目(形成本公司於海外業務之投資淨額之一部分)而產生之匯兑差額除外，在這情況下，有關匯兑差額乃於綜合財務報表之權益內確認。以公允價值定值之非貨幣項目經重新換算後產生之匯兑差額於該期間列作損益，惟換算直接於權益內確認盈虧之非貨幣項目產生之差額除外，在此情況下，匯兑差額亦直接於權益內確認。

就呈列綜合財務報表而言，本集團海外經營業務之資產及負債乃按於結算日之適用匯率換算為本公司之列賬貨幣(即港元)，而其收入及支出乃按該年度之平均匯率進行換算，除非匯率於該期間內出動大幅波動則作別論，於此情況下，則採用交易當日之適用匯率。所產生之匯兑差額(如有)乃確認作權益之獨立部份(匯兑浮動儲備)。該等匯兑差額乃於海外業務被出售期間在損益賬內確認。

4. 主要會計政策 *(續)*

減值 *(續)*

倘某項減值虧損其後撥回，則該項資產之賬面值須增至其可收回金額之經修訂估計數額，惟增加後之賬面值不得超過以往年度資產並無確認減值虧損而釐定之賬面值。撥回減值虧損將即時確認為收入，除非有關資產根據另一項準則以重估金額列賬，則撥回減值虧損將根據該準則被視為重估增值。

稅項

稅項支出乃指本期應付稅項加上遞延稅項之總額。

本期應付稅項乃按本期間之應課稅溢利計算。由於應課稅溢利不包括於其他期間應課稅或可獲減免之收支項目，亦不包括利潤表內毋須課稅或不獲減免之項目，故應課稅溢利與利潤表所列示之淨溢利有所不同。

遞延稅項指就財務報表表所載資產負債與計算應課稅溢利所採用之相應稅基，兩者賬面值間之差異而預期應付或可收回之稅項，並採用資產負債表負債法計算。一切應課稅臨時差異一般確認為遞延稅項負債，及倘應課稅溢利可能足以抵銷可獲減免之臨時差異，則確認為遞延稅項資產。倘因商譽（或負商譽）或初步確認（業務綜合除外）交易之其他資產負債而產生之臨時差異不會影響應課稅溢利或會計溢利，則有關資產及負債不予確認。

附屬公司投資以及於合營企業之權益所產生之應課稅臨時差異確認為遞延稅項負債，惟以本集團能控制其撥回及於可見將來可能不獲撥回之臨時差異為限。

遞延稅項資產之賬面值會於各結算日審核，及調低至再無可能有應課稅溢利足以撥回全部或部份資產。

遞延稅項乃按預期於償還負債或變現資產期間適用之稅率計算。遞延稅項將於損益表扣除或計入損益表，除非遞延稅項與直接於權益扣除或計入權益之項目有關，在此情況下則遞延稅項亦計入權益內。

撥備

當本集團因過去事件而引致存在承擔時則確認撥備，且本集團將須解決有關承擔。撥備乃根據董事盡其所能估計於結算日解決有關承擔所需之開支而計量，並於有重大影響時貼現至現值。

4. 主要會計政策 *(續)*

金融工具 *(續)*

金融負債及股本權益

由集團實體發行之金融負債及股本權益工具乃根據合同安排之性質與金融負債及股本權益工具之定義分類。

股本權益工具乃證明集團於扣減所有負債後之資產中擁有剩餘權益之任何合同。就金融負債及股本權益工具所採納之會計政策乃載於下文。

金融負債

金融負債包括應付賬項及應計費用，預收款項及其他借貸，乃採用實際利息法按攤銷成本計算。

股本權益工具

本公司之發行股本權益工具以收取代價扣除直接發行成本記錄。

衍生金融工具

衍生金融工具以成交日之公允價值作首次計量，並於其後之報告日重新計量其公允價值。

不合資格作為對沖工具之本集團衍生金融工具均被視為作交易用途之金融資產/負債，衍生金融工具之公允價值變動均於損益內確認。

取消確認

若從資產收取現金流量之權利已到期，或金融資產已轉讓及本集團已將其於金融資產擁有權之絕大部份風險及回報轉移，則金融資產將被取消確認。於取消確認金融資產時，資產賬面值與已收代價及已直接於權益確認之累計損益之總和之差額，將於損益中確認。

就金融負債而言，則於本集團之資產負債表中移除(當有關合約之特定責任獲解除、取消或到期)。取消確認之金融負債賬面值與已付代價之差額，包括任何非現金資產或負債承擔，乃於損益中確認。

存貨

存貨按成本或可變現淨值兩者間之較低者列賬。成本乃按加權平均法計算。

減值

於各結算日，本集團均會審閱其資產之賬面值，藉以確認該等資產有否出現減值虧損。倘本集團估計某項資產之可收回金額低於其賬面值，則該項資產之賬面值須減低至其可收回金額。減值虧損將即時確認為開支，除非有關資產根據香港財務報表準則以重估金額列賬，則上述減值虧損將根據香港財務報表準則視為重估減值。

4. 主要會計政策*(續)*

金融工具

當某集團實體成為工具合同條文之訂約方時，金融資產及金融負債於資產負債表確認。金融資產及金融負債按公允價值首次確認。收購或發行金融資產及金融負債而直接應佔之交易成本(透過損益按公允價值處理之金融資產及金融負債除外)乃於首次確認時加入金融資產或金融負債之公允價值或自金融資產或金融負債之公允價值內扣除(如合適)。收購透過損益按公允價值處理之金融資產或金融負債而直接應佔之交易成本即時於損益賬內確認。

金融資產

本集團之金融資產歸入下列三個類別之其中一個，包括以透過損益按公允價值處理之金融資產、貸款及應收款項及可供出售之金融資產。所有定期購買或出售金融資產乃按交易日基準確認及取消確認。定期購買或出售乃購買或銷售金融資產，並要求於市場上按規則或慣例設定之時間框架內付運資產。就各類金融資產所採納之會計政策乃載於下文。

透過損益按公允價值處理之金融資產

透過損益按公允價值處理之金融資產包括持作買賣之投資。於首次確認後之各結算日，透過損益按公允價值處理之財務資產乃按公允價值計量，而公允價值之變動在彼等產生之期間內即時直接在損益賬中確認。

貸款及應收款項

貸款及應收款項乃於現行市場所報之固定或可釐定付款之非衍生金融工具。於首次確認後各結算日，貸款及應收款項包括貸款票據，應收一位少數股東款項，應收賬項、按金及應收貸款，均按採用實際利率法計算之已攤銷成本減任何已識別減值虧損入賬。減值虧損乃當可實質證明資產減值時於損益中確認，並按該資產之賬面值與按原先實際利率折讓之估計未來現金流量之現值間的差額計量。當資產之可收回數額增加乃確實與於確認減值後所引致之事件有關時，則減值虧損會於隨後會計期間予以回撥，惟該資產於減值被回撥之日之賬面值不得超過未確認減值時之已攤銷成本。

可供出售之金融資產

可供出售之金融資產為非衍生項目，其須指定為可供出售金融資產或未有劃分為其他類別(載於上文)。於首次確認後各結算日，可供出售金融資產按公允價值計算。公允價值之變動於權益確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益賬確認。可供出售金融資產之任何減值虧損於損益賬確認。可供出售之股權投資之減值虧損將不會於以後期間在損益中撥回。

4. 主要會計政策(*續*)

投資物業

投資物業於首次確認時按成本(包括所有有關的直接支出)計量。於首次確認後，投資物業按公允價值模式入賬。公允價值變動所產生之收益或虧損直接於產生期間確認為損益。

物業、廠房及設備

物業、廠房及設備(在建工程除外)均按成本值或公允價值減除累計折舊及累計減值虧損列賬。

在建工程包括物業、廠房及設備，在工程分類上被定為用作生產或自用。在建工程以成本扣除已確認減值虧損列賬。當工程完成或準備自用時，在建工程須合適地分類為物業、廠房及設備。當該資產可作既定用途時，其折舊開始計算並與其他物業資產折舊計算方法相同。

樓宇用作生產或提供產品或服務，或用作行政用途，乃按其重估值(於重估日期之公允價值減除其後出現之任何累計折舊及任何其後之累計減值虧損)列於資產負債表。重估工作定期進行，頻密程度以足夠令賬面值不致大幅偏離於資產負債表結算日之公允價值為準。

任何因樓宇之重估所產生之增值均撥入樓宇重估儲備內，因重估樓宇而致賬面淨值減少之價值須以支出形式扣除，除因相同之資產於以往重估時而引致之重估減值已確認為支出，此等重估增值需撥入損益表中但不能超越以往之減值支出。因重估樓宇而致賬面值減少之數額須以支出形式處理，惟以超出以往就重估資產而撥入重估儲備之餘額(如有)為限。在日後出售或收回經重估後的樓宇時，應計重估增值均直接轉撥至保留溢利。

物業、廠房及設備(在建工程中之土地及物業除外)之折舊以直線法，按該資產估計可使用之年期撇銷其成本值或其公允價值。

物業、廠房及設備項目於出售時或當繼續使用該資產預期不會產生任何未來經濟利益時取消確認。資產取消確認所產生之任何收益或虧損(按該項目之出售所得款項淨額及賬面值間之差額計算)於該項目取消確認之年度計入收益表。

4. 主要會計政策 *(續)*

綜合基準 *(續)*

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計攻策與本集團其他成員公司所採用者保持一致。

所有集團內交易、結餘、收入及支出均於綜合賬目內抵銷。

少數股東權益於綜合附屬公司所佔的淨資產與本集團所佔之權益分開列賬。少數股東權益於淨資產之權益包括其於原業務合併日期之應佔數額及在合併日期以來少數股東應佔權益的變動。倘少數股東所佔的虧損超越少數股東於附屬公司應佔的股本權益，除非該少數股東須受約束性責任及有能力支付額外資金以彌補附屬公司的虧損，否則該虧損餘額應由集團承擔。

本集團應佔所收購公司之可確定資產、負債及或然負債之公允價值淨額高於成本之差額(「收購折讓」)

於合同日期為二零零五年一月一日或之後收購附屬公司時所產生的收購折讓指收購該公司之可確定之資產、負債及或然負債的公允價值淨額高於業務合併之成本。收購折讓於產生時立即在損益內確認。

在二零零一年一月一日前，由收購附屬公司產生之負商譽，將保留在儲備賬內及在二零零一年一月一日後，由收購附屬公司產生之負商譽，將會根據市況分析從資產中扣除並計算為收益。

根據上述附註2之解釋，所有於二零零五年一月一日之負商譽已被取消確認，並於本集團之保留溢利作出相應之調整。

收入確認

證券買賣乃在執行有關交易時予以確認。

貨品銷售額乃在貨品付運及擁有權經已轉移時予以確認。

投資之股息收入乃在確定本集團可收取有關款項之權利時予以確認。

金融資產產生之利息收入乃按時間基準，並參照尚未償還本金額及按適用之實際利率計算，而該實際利率乃按金融資產之預期可使用年期將估計未來現金收入實際折算至該資產之賬面淨值之比率。

佣金收入在提供服務時予以確認。

3. 會計政策改變之影響摘要（續）

本集團並未提早應用下列已頒佈但尚未生效之新準則、註釋及修訂。

香港會計準則第1號（修訂本）	資本披露[1]
香港會計準則第19號（修訂本）	精算收益及虧損，集團計劃及披露事項[2]
香港會計準則第21號（修訂本）	海外業務的投資淨額[2]
香港會計準則第39號（修訂本）	預測集團內部交易的現金流量對沖會計處理[2]
香港會計準則第39號（修訂本）	期權之公允價值[2]
香港會計準則第39號及香港財務報表準則第4號（修訂本）	財務擔保合約[2]
香港財務報表準則第6號	礦產資源的勘探及評估[2]
香港財務報表準則第7號	衍生財務工具：披露[1]
香港（國際財務報表詮釋委員會）－詮釋第4號	釐定一項安排是否包括租賃[2]
香港（國際財務報表詮釋委員會）－詮釋第5號	停產、復原及環境修復基金所產生權益的權利[2]
香港（國際財務報表詮釋委員會）－詮釋第6號	因參與特定市場產生的負債—廢棄電力及電子儀器[3]
香港（國際財務報表詮釋委員會）－詮釋第7號	採用香港會計準則第29號惡性通貨膨脹經濟中的財務報表中的重述法[4]

1 二零零七年一月一日或之後開始的會計期間生效。
2 二零零六年一月一日或之後開始的會計期間生效。
3 二零零五年十二月一日或之後開始的會計期間生效。
4 二零零六年三月一日或之後開始的會計期間生效。

本集團並未提早應用以上已頒佈但尚未生效之新準則、修訂及註釋。本公司董事不認為應用該準則、修訂或註釋將對本集團之業務業績及財務狀況產生重大影響。

4. 主要會計政策

誠如下列會計政策所述，財務報表乃按歷史成本基準編製，惟若干物業及金融工具按重估價值或公允價值計算者除外。

綜合財務報表乃根據香港會計師公會所頒佈之香港財務報表準則編製。此外，綜合財務報表載列聯交所證券上市規則及公司條例規定之適用披露。

綜合基準

綜合財務報表合併了本公司及其附屬公司之財務報表。

於年內所收購或出售之附屬公司，其業績乃由收購日期起或至出售日期止（如適用）計算在綜合收益表內。

2. 香港財務報表準則之應用／會計政策的變動 *(續)*

與投資物業有關之遞延税項

於過往年度，根據以往之詮釋(會計實務準則－詮釋第20號)，重估投資物業所產生之遞延税項影響乃根據出售有關物業收回之賬面值後之税務影響作出評估。在本年度，本集團應用香港會計準則詮釋第21號(「詮釋第21號」)「所得税—收回經重估之不可折舊資產」，不再假設投資物業賬面值可透過出售而收回。因此，投資物業之遞延税項影響評估按本集團預期於每一結算日有關物業可收回之數額計算。由於香港會計準則詮釋第21號並未附有任何具體過渡性條文，此項會計政策之變更已追溯應用。該項變動對以往期間之業績概無重大影響，因此並無過往期間之調整。

3. 會計政策改變之影響摘要

於二零零四年十二月三十一日及二零零五年一月一日應用新香港財務報表準則之累計影響概述如下：

	於二零零四年十二月三十一日(原先呈列)	調整	於二零零四年十二月三十一日(重列)	調整	於二零零五年一月一日(重列)
	千港元	千港元 *(附註)*	千港元	千港元	千港元
投資物業	44,640	–	44,640	–	44,640
預付租賃款項	–	2,542	2,542	–	2,542
物業、廠房及設備	6,426	(2,542)	3,884	–	3,884
貸款票據	156,247	–	156,247	(19,391)	136,856
其他資產／負債	1,016,339	–	1,016,339	–	1,016,339
淨資產	1,223,652	–	1,223,652	(19,391)	1,204,261
股本	3,018	–	3,018	–	3,018
股份溢價	676,818	–	676,818	–	676,818
負商譽	32,883	–	32,883	(32,883)	–
保留溢利	473,761	–	473,761	13,492	487,253
投資重估儲備	34,188	–	34,188	–	34,188
樓宇重估儲備	1,064	–	1,064	–	1,064
其他儲備	1,920	–	1,920	–	1,920
權益總額	1,223,652	–	1,223,652	(19,391)	1,204,261

附註： 該款額乃指根據香港會計準則第17號，對於將土地租賃權益重新分類為預付租賃款項而產生之二零零四年比較數據作出之調整。這項會計政策變動已予追溯性地應用。

2. 香港財務報表準則之應用／會計政策的變動 *(續)*

金融工具 *(續)*

債務及股本證券以外之金融資產及金融負債

自二零零五年一月一日開始，本集團就債務及股本證券以外之金融資產及金融負債(以往不屬於會計實務準則第24號範圍)按照香港會計準則第39號之規定進行分類及計量。如前所述，香港會計準則第39號將金融資產分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。金融負債一般分類為「透過損益按公允價值處理之金融負債」或「其他金融負債」。透過損益按公允價值處理之金融負債以公允價值計量，公允價值之變動在損益表內直接確認。其他金融負債於首次確認後以實際利息法按攤銷成本列賬。該變動對本年度及過往會計期間之業績概無重大影響。

業主自用之土地租賃權益

於過往年度，業主自用租賃土地及樓宇乃歸入物業、廠房及設備，以重估值模式計量。於本年度，本集團採用香港會計準則第17號「租賃」。根據香港會計準則第17號，土地及樓宇租賃之土地及樓宇部份應視乎租賃類別獨立入賬，除非有關租賃付款額未能可靠地分配為土地或樓宇部份，在此情況下則一概以融資租賃處理。若能就租賃付款額可靠地分配為土地或樓宇部份，於土地之租賃權益則應重新分類為經營租賃下之預付租賃款項，以成本入賬並按租賃期作直線攤銷。過往確認於資產重估儲備中之物業、廠房及設備重估盈餘已追溯調整。二零零四年之比較數字已重列(其對財務狀況之影響見附註3)。

投資物業

於本年度，本集團首次採用香港會計準則第40號「投資物業」。本集團選擇將旗下投資物業以公允價值模式入賬，此模式規定將投資物業之公允價值變動所產生之收益或虧損直接確認於有關損益產生期內之損益。在以往年度根據會計實務準則第13號之規定，投資物業以公開市值計量，重估盈餘或虧絀撥入投資物業重估儲備或自該儲備扣除，除非該儲備結餘不足以彌補重估所產生之減值，則重估減值高出投資物業重估儲備結餘之數額自收益表扣除。若減值已於早前自收益表扣除而其後之重估出現升值，則升值按之前之減幅列入收益表。本集團已應用香港會計準則第40號之相關過渡性條文，並選擇由二零零五年一月一日起應用香港會計準則第40號。該項變動對以往期間之業績概無重大影響，因此並無過往期間之調整。

2. 香港財務報表準則之應用／會計政策的變動（續）

金融工具

於本年度，本集團已採用香港會計準則第32號「金融工具：披露及呈列」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定作追溯應用。於二零零五年一月一日或其後開始之會計期間生效之香港會計準則第39號，一般不允許按追溯基準確認，取消確認或計量金融資產及負債。應用香港會計準則第32號對本集團於本年度及過往會計期間財務報表之呈列概無重大影響。實行香港會計準則第39號而產生之主要影響摘要如下：

金融資產及金融負債之分類及計量

本集團已就符合香港會計準則第39號之金融資產及金融負債之分類及計量，應用香港會計準則第39條之有關過渡性條文。

過往根據會計實務準則（「會計實務準則」）第24號之其他處理方法入賬之債務及股本證券

於二零零四年十二月三十一日，本集團乃根據會計實務準則第24號之其他處理方法進行債務及股本證券之分類及計量。根據會計實務準則第24號，債務或股本證券投資乃適當地分類為「買賣證券」、「非買賣證券」或「持有至到期日投資」。「買賣證券」及「非買賣證券」均按公允價值計量。「買賣證券」之未實現損益於產生該損益之期間列為溢利或虧損。「非買賣證券」之未實現損益則作權益入賬，直至該等證券售出或決定有所減損，屆時原先確認為權益之累計損益將列入該期間之損益淨額。自二零零五年一月一日開始，本集團按香港會計準則第39號將債務及股本證券分類及計量。根據香港會計準則第39號，金融資產乃分類為「透過損益按公允價值處理之金融資產」、「可供出售之金融資產」、「貸款及應收款項」或「持有至到期日之金融資產」。不屬於對沖關係一部份之「透過損益按公允價值處理之金融資產」及「可供出售之金融資產」均按公允價值列賬，公允價值之變動則分別確認為損益及權益。「貸款及應收款項」及「持有至到期日之金融資產」則採用實際利息法按已攤銷成本計量。

本集團於二零零四年十二月三十一日所有證券投資為1,023,773,000港元，已根據香港會計準則第39號，於二零零五年一月一日分類為可供出售投資、貸款票據及持作買賣之投資。

應用香港會計準則第39號前，貸款票據以賬面值呈列。香港會計準則第39號要求所有金融資產及金融負債於首次確認時，以公允價值計量。於結算日後，該貸款票據以實際利息法按攤銷成本列賬。本集團已應用香港會計準則第39號之相關過渡性條文。該會計政策之變動引致貸款票據於二零零五年一月一日之賬面值減少約19,391,000港元，從而令貸款票據根據香港會計準則第39號以攤銷成本列賬。本集團於本年度之利潤，因確認估算利息而增加約9,949,000港元，該估算利息收入已包括在其他收入內（其對財務狀況之影響見附註3）。

1. 一般事項

本公司於百慕達註冊成立為一間受豁免有限公司，其股份在香港聯合交易所有限公司(「聯交所」)上市。本公司之註冊辦事處地址及主要營業地點已披露於本年報第二頁。

本財務報表以港幣呈列，與本公司之功能貨幣相同。

本公司為一間投資控股公司，其主要附屬公司之業務載於附註42。

2. 香港財務報表準則之應用／會計政策的變動

於本年度，本集團首次應用香港會計師公會(「香港會計師公會」)所頒佈之多項新香港財務報表準則(「香港財務報表準則」)，香港會計準則(「香港會計準則」)及詮譯(下文統稱「新香港財務報表準則」)，該等準則適用於二零零五年一月一日或其後開始之會計期間。應用新香港財務報表準則導致綜合收益表、綜合資產負債表及綜合權益變動表之呈列方法有所改變。尤其是有關少數股東權益之呈列方法，該等呈列方法之變動已追溯應用。採納新香港財務報表準則導致本集團會計政策在下列範疇出現變動，並對本會計年度或過往會計年度之業績編製及呈列方式構成影響。

業務合併

於本年度，本集團應用香港財務報表準則第3號「業務合併」。該準則適用於協議訂立日期為二零零五年一月一日或其後之業務合併。應用香港財務報表準則第3號對本集團之主要影響概述如下：

本集團應佔所收購公司之可確定資產、負債及或然負債之公允價值淨額高於成本之差額(以往稱為「負商譽」)

根據香港財務報表準則第3號，本集團應佔所收購公司之可確定資產、負債及或然負債之公允價淨額高於收購成本之差額(「收購折讓」)應於進行收購之期間即時確認為溢利或虧損。於過往期間，在二零零一年一月一日前，因收購產生之負商譽保留在儲備賬內，在二零零一年一月一日後，因收購產生之負商譽，會根據市況分析結果作為資產的減項呈報，並計算為收益。根據香港財務報表準則第3號之相關過渡性條文，本集團於二零零五年一月一日取消確認以往記錄於儲備賬內之負商譽總值32,883,000港元，並相應增加保留溢利32,883,000港元。

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
投資業務			
贖回貸款票據/其他投資所得款項淨額		**59,000**	98,500
收購一間附屬公司	39	**(30,971)**	–
應收一位少數股東款項增加		**(4,805)**	–
已收利息		**16,581**	20,179
已收股息		**11,706**	10,927
出售一項投資物業所得款項		**100**	–
出售物業、廠房及設備所得款項		**–**	9
有抵押銀行存款減少		**4,656**	11,806
購買可供出售投資		**(7,760)**	–
購買其他投資		**–**	(7,779)
購買物業、廠房及設備		**(88)**	(467)
出售一間附屬公司之現金流入淨額	40	**3,544**	–
投資業務之現金流入淨額		**51,963**	133,175
融資業務			
新增關連公司貸款		**–**	271,775
一位少數股東之資本貢獻		**4,805**	–
關連公司償還貸款		**–**	(271,775)
已付股息		**(15,060)**	(17,876)
股份購回		**(5,568)**	(83,655)
新增貸款		**151,048**	–
償還貸款		**(50,062)**	–
融資業務之現金流入(流出)淨額		**85,163**	(101,531)
現金及現金等值減少淨額		**(14,634)**	(102,333)
外幣匯率轉變之影響		**(812)**	(2)
年初之現金及現金等值		**32,265**	134,600
年終之現金及現金等值, 代表銀行結餘及現金		**16,819**	32,265

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
經營業務			
除税前溢利		**104,607**	203,401
調整項目：			
利息收入		**(26,530)**	(20,179)
股息收入		**(11,706)**	(10,927)
物業、廠房及設備之折舊		**617**	1,086
存貨減值		**92**	–
已付利息		**1,571**	530
預付租賃款項之攤銷		**59**	59
出售一間附屬公司之溢利		**(3,544)**	–
出售物業、廠房及設備之虧損		**–**	41
投資之已變現及未變現溢利淨額		**(1,464)**	(60,519)
持作買賣投資按公允價值之變動		**(61,506)**	–
貸款票據提早贖回的折價		**1,000**	1,500
投資物業按公允價值之變動		**(11,360)**	(5,540)
樓宇按公允價值之變動		**(773)**	(1,704)
營運資金變動前之經營現金流量		**(8,937)**	107,748
存貨減少(增加)		**8,039**	(4,487)
買賣投資增加		**–**	(192,153)
持作買賣投資增加		**(122,997)**	–
應收賬項、按金及預付款項減少		**16,404**	12,530
應收貸款減少(增加)		**1,078**	(77,191)
應付賬項及應計費用(減少)增加		**(42,876)**	23,993
客戶訂金及預收款項減少		**(800)**	(3,716)
經營業務之現金流出		**(150,089)**	(133,276)
已付利息		**(1,571)**	(530)
已付税款		**(100)**	(171)
經營業務之現金流出淨額		**(151,760)**	(133,977)

綜合權益變動表

截至二零零五年十二月三十一日止年度

	母公司權益持有人應佔權益										
	股本	股份溢價	負商譽	樓宇重估儲備	投資重估儲備	資本贖回儲備	滙兑儲備	保留溢利	總額	少數股東權益	權益總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日	3,715	759,776	32,883	456	16,422	1,922	–	288,363	1,103,537	–	1,103,537
其他投資之重估增值	–	–	–	–	17,766	–	–	–	17,766	–	17,766
租賃土地及樓宇重估盈餘	–	–	–	608	–	–	–	–	608	–	608
因換算海外附屬公司之財務報表所產生之滙兑差異	–	–	–	–	–	–	(2)	–	(2)	–	(2)
直接於權益確認之淨收入(支出)	–	–	–	608	17,766	–	(2)	–	18,372	–	18,372
本年度溢利	–	–	–	–	–	–	–	203,274	203,274	–	203,274
本年度確認收入及(支出)總額	–	–	–	608	17,766	–	(2)	203,274	221,646	–	221,646
已付股息	–	–	–	–	–	–	–	(17,876)	(17,876)	–	(17,876)
股份購回 *(附註30)*	(697)	(82,958)	–	–	–	–	–	–	(83,655)	–	(83,655)
於二零零四年十二月三十一日	3,018	676,818	32,883	1,064	34,188	1,922	(2)	473,761	1,223,652	–	1,223,652
會計政策變動之影響 *(附註3)*	–	–	(32,883)	–	–	–	–	13,492	(19,391)	–	(19,391)
於二零零五年一月一日(重列)	3,018	676,818	–	1,064	34,188	1,922	(2)	487,253	1,204,261	–	1,204,261
可供出售投資公允價值之變動	–	–	–	–	(3,684)	–	–	–	(3,684)	–	(3,684)
因換算海外附屬公司之財務報表所產生之滙兑差異	–	–	–	–	–	–	472	–	472	–	472
直接於權益確認之淨收入(支出)	–	–	–	–	(3,684)	–	472	–	(3,212)	–	(3,212)
本年度溢利	–	–	–	–	–	–	–	104,511	104,511	(3)	104,508
本年度確認收入及(支出)總額	–	–	–	–	(3,684)	–	472	104,511	101,299	(3)	101,296
收購一間附屬公司時所產生 *(附註39)*	–	–	–	–	–	–	–	–	–	11,996	11,996
少數股東之資本貢獻	–	–	–	–	–	–	–	–	–	4,805	4,805
已付股息	–	–	–	–	–	–	–	(15,060)	(15,060)	–	(15,060)
股份購回 *(附註30)*	(43)	(5,525)	–	–	–	43	–	(43)	(5,568)	–	(5,568)
於二零零五年十二月三十一日	2,975	671,293	–	1,064	30,504	1,965	470	576,661	1,284,932	16,798	1,301,730

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
資本及儲備			
股本	30	**2,975**	3,018
儲備		**1,281,957**	1,220,634
本公司權益持有人應佔之權益		**1,284,932**	1,223,652
少數股東權益		**16,798**	—
權益總額		**1,301,730**	1,223,652
非流動負債			
遞延稅項負債	31	**5,391**	—
		1,307,121	1,223,652

載於第22至70頁之財務報表於二零零六年四月十三日獲董事會批准及授權發佈，並由下列董事代表董事會簽署：

董事	*董事*
莊淑涴女士	**王炳忠拿督**

綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
非流動資產			
投資物業	17	**136,526**	44,640
物業、廠房及設備	18	**51,825**	3,884
預付租賃款項	19	**2,483**	2,542
證券投資	20	**–**	313,919
可供出售投資	21	**171,633**	–
貸款票據	22	**86,805**	–
其他非流動資產		**–**	528
		449,272	365,513
流動資產			
持作轉售之存貨－製成品		**1,495**	9,626
證券投資	20	**–**	709,854
持作買賣之投資	23	**886,464**	–
應收一位少數股東款項	24	**4,805**	–
應收賬項、按金及預付款項	25	**12,501**	28,405
應收貸款	26	**74,429**	103,018
有抵押銀行存款	27	**10,526**	15,182
銀行結餘及現金	27	**16,819**	32,265
		1,007,039	898,350
流動負債			
應付賬項及應計費用	28	**41,176**	32,383
客戶訂金及預收款項		**2,713**	3,513
其他借貸	29	**100,986**	–
應付稅項		**4,315**	4,315
		149,190	40,211
流動資產淨值		**857,849**	858,139
		1,307,121	1,223,652

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元
營業額	7	**223,086**	847,491
銷售成本		**(175,604)**	(670,343)
毛利		**47,482**	177,148
投資之溢利淨額	9	**61,970**	59,019
其他收入	10	**14,950**	13,158
分銷成本		**(6,060)**	(11,702)
行政支出		**(27,705)**	(40,389)
其他經營支出		**(136)**	(547)
融資成本	11	**(1,571)**	(530)
出售一間附屬公司之溢利	40	**3,544**	—
投資物業按公允價值之變動		**11,360**	5,540
樓宇按公允價值之變動		**773**	1,704
除税前溢利		**104,607**	203,401
税項支出	13	**(99)**	(127)
本年度溢利	14	**104,508**	203,274
以下應佔：			
本公司權益持有人		**104,511**	203,274
少數股東權益		**(3)**	—
		104,508	203,274
股息	15		
一已付中期股息		**2,990**	3,017
一建議末期股息		**11,879**	12,070
每股盈利	16		
一 基本及攤薄		**0.35港元**	0.58港元



致COL CAPITAL LIMITED
中國網絡資本有限公司*
列位股東
(於百慕達註冊成立之有限公司)

本核數師行已完成審核中國網絡資本有限公司(「本公司」)及其附屬公司(「本集團」)載於第22至70頁按照香港普遍採納之會計準則編製的財務報表。

董事及核數師的個別責任

貴公司董事須負責編製真實與公平之財務報表。在編製該等真實與公平之財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任是根據本行的審核工作之結果，對該等財務報表表達獨立的意見，並遵照百慕達公司法第90條(已修訂)僅向整體股東呈報，而不作其他用途。我們不會就本報告的內容向其他人士負上或承擔任何責任。

意見的基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報表所載數額及與披露事項有關之憑證，亦包括評估董事於編製該等綜合財務報表時所作的重大估計和判斷，所釐定的會計政策是否適合　貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行就該等綜合財務報表是否存有重大之錯誤陳述提供充份之憑證以作出合理的確定。在表達意見時，本行亦已衡量該等綜合財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

意見

本行認為上述之綜合財務報表真實與公平地反映　貴集團於二零零五年十二月三十一日之財務狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤 • 關黃陳方會計師行
執業會計師
香港，二零零六年四月十三日

* 中文名稱僅供識別

問責及審核

董事負責監督編製每個財政期間的賬目，使賬目能真實和公平地反映集團在該段期間的業務狀況、業績及現金流量表現，於編製截至二零零五年十二月三十一日止年度之賬目時，董事已採用適當之會計政策並貫徹應用，採納適合香港財務報告準則及香港會計準則，及作出審慎合理判斷及估計，並按持續經營之基準編製賬目。

與股東溝通

本公司設立不同渠道保持與股東溝通，包括刊印年報、中期報告及公佈，該等資料亦上載於本公司的網頁。

股東週年大會是一個良好的平台讓股東與董事會交流意見，於本公司之二零零五年股東週年大會上，董事會主席及審核委員會主席兼薪酬委員會主席均有在場回答股東的提問。

隨附於年報寄予股東之股份回購通函，詳載了投票表決的程序和股東可要求以投票方式表決之權利，亦詳述了提呈決議案的有關詳情，包括每位再應選連任董事的個人簡歷。

於本公司二零零五年股東週年大會上，所有決議案均以舉手方式表決。所有決議案均獲一致通過。

管理層協助董事會推行風險及控制的政策及措施，以確定及評估所面對的風險，並參與設計、運作及監察合適的內部監控措施，以減少及控制此等風險。

集團已確立主要程序以審閱內部監控系統的充足性及完整性，該等程序包括：

a) 成立執行委員會以確保本集團日常運作有效率，及是根據企業目標、策略和每年財政預算及已獲批准的政策和業務方向。

b) 本公司的審核委員會審閱外聘核數師、監管機構及管理層所確定的內部監控事項，並評估集團風險管理及內部監控系統的充足性及有效性。

c) 成立投資委員會以監察本集團與投資有關之活動及其營運和財務政策。

d) 成立薪酬委員會以確保集團所有董事及高層管理人員之薪酬與市場薪酬條件及個人表現相符。

e) 企業滙報標準已交予會計部負責，由會計部適當地定期檢討資源調配及財務滙報系統。企業管治常規，以及符合上市規則、證券及期貨條例(香港法例第571章)及其他適用法規等事宜，已交予公司秘書部負責。本公司管理層定期與執行董事檢討及簡述滙報系統，亦每年與審核委員會檢討及簡述滙報系統。

f) 本公司每位新委任董事均獲發一份詳盡資料，當中詳述作為本公司董事之責任及職責，並特別註明首次獲委任為本公司董事時須留意及知悉之適用規則及規例(包括上市規則)。

g) 本公司已就本集團董事之證券交易，採納上市規則附錄十上市發行人董事之證券交易標準守則所訂標準之行為守則(「標準守則」)。標準守則之印刷本已分發予標準守則內規定須獲提供之本集團每位董事及相關僱員。所有董事已確認，彼等已完全遵守標準守則內所載之規定標準。

本集團審核委員會的主要角色及功能如下：

1. 考慮本集團外聘核數師的委任、核數費用、外聘核數師的辭職或辭退的任何問題。

2. 與外聘核數師商討核數的性質及範疇。

3. 審閱中期及每年財務報表，並呈交予董事會。

4. 就中期回顧及每年年終審核工作產生的問題和保留意見，及核數師欲商談的任何事項作出商討。

5. 審閱外聘核數師的審核情況説明函件及管理層的回應。

6. 審閱公司之財務監管、內部監控及管理風險系統以確保其運作適當。

7. 考慮內部調查的主要發現及管理層的回應。

核數師酬金

回顧年內，本公司已付或將付予核數師德勤。關黃陳方會計師行的酬金如下：

提供的服務	已付／應付費用 港元
核數服務	740,000
非核數服務	207,937
	947,937

內部監控

董事會及高層管理人員負責設立、維持及執行一套有效的內部監控系統。本公司的內部監控系統包括一個完善的組織架構和全面的政策及準則。董事會已清楚界定各業務及營運部門的權責，以確保有效之制衡。

董事會認為回顧年內及截至本年報及財務報表刊發日期，現存的內部監控系統十分穩健，及足以保障股東、顧客及員工的利益，和集團的資產。

有關遞交上述通知書之期限，將由不早於寄發就是次董事選舉而舉行之股東大會通知書後之日開始，並於不遲於該股東大會舉行日期前七日結束。

年度內，本公司並沒有委任新董事局成員。

選舉董事的詳細資料，包括擬參與選舉或再應選連任董事的個人簡歷已載於一份關於(其中包括)股份回購授權，股東週年大會通告及修訂公司細則之通函內(「股份回購通函」)，以便股東參考後作出決定投票。

審核委員會

本公司的審核委員會包括三位獨立非執行董事。

審核委員會每年最少舉行兩次會議。年內舉行了五次會議，審核委員會的會議記錄均於董事會上呈覽及(如適用)採取行動。各成員的出席率如下：

成員名稱	二零零五年 出席會議次數	出席率
勞偉安先生 *(主席)*	5/5	100%
劉紹基先生	5/5	100%
俞啟鎬先生	5/5	100%

於二零零五年會議內，審核委員會曾執行下述工作：

(i) 審閱截至二零零四年十二月三十一日止年度及截至二零零五年六月三十日止六個月的財務報表；

(ii) 檢討內部監控制度的有效性；

(iii) 審閱外聘核數師法定的核數計劃及聘用信件；

(iv) 審閱外聘核數師有關本集團截至二零零四年十二月三十一日止年度的審核情況說明函件；

(v) 檢討二零零五年審核範疇及費用，並推薦予董事會作批准。

薪酬委員會每年最少舉行一次會議。二零零五年舉行了一次會議，各成員的出席率如下：

成員名稱	二零零五年 出席會議次數	出席率
劉紹基先生(主席)	1/1	100%
勞偉安先生	1/1	100%
俞啟鎬先生	1/1	100%
王炳忠拿督	1/1	100%
江木賢先生	1/1	100%

本集團之薪酬政策乃確保其所有員工之薪酬與市場薪酬條件及個人表現相符。

於年內舉行的會議上，各成員曾審閱並知悉二零零五年香港整體的薪酬趨勢，並修改委員會之職權範圍。

本集團薪酬委員會的主要角色及功能如下：

1. 每年檢討並向董事會就董事及主要高級管理人員的整體薪酬政策提出建議。

2. 每年檢討執行董事及主要高級管理人員的表現，並向董事會就薪酬的特別調整及／或獎金提出建議。

3. 確保獨立非執行董事的薪酬水平與他們對董事會所承擔的責任及對其有效率的運作所作的貢獻掛鈎。

4. 確保沒有董事自行釐訂其本人的薪酬。

董事提名

本公司並無成立提名委員會。全體董事會負責核准新成員之委任及在股東週年大會上提名合適的人仕應選，以填補董事空缺或增添現有董事名額。

根據公司細則，有關建議某位人仕被選為董事之意向通知書，以及該名人士表示願意被選為董事之通知書，均須於股東大會舉行日期前最少七天交往本公司之總辦事處或註冊辦事處，否則概無任何人仕(退任董事除外)於任何股東大會上合資格獲選為董事，惟董事會推薦被選為董事之人仕除外。

委任及重選董事

本公司已為非執行董事制定委任的指定任期，他們須根據本公司的公司細則(「公司細則」)的條文，於股東週年大會上輪席退任及接受重新選舉。

根據公司細則，於每次股東週年大會上，三分之一的董事須輪席告退。由於董事會現共有六名董事，當中三分之一須輪席告退，因此在排除年內出現不可預見的辭任或被罷免的情況下，每名董事的有效任期平均為不超過三年。企業管治常規守則的條文A.4.2項要求所有董事(包括有指定任期的董事)應至少每三年一次輪席退任。此條文與公司細則所豁免主席或董事總經理輪席退任之規定產生潛在性之衝突。董事會已審核有關公司細則並於即將舉行之本公司股東週年大會上提出修訂公司細則的特別議案，以消除上述潛在性之衝突。

董事委員會

董事會以下另有成立委員會協助履行其職責，現已委任了四個委員會，即是執行委員會、投資委員會、薪酬委員會及審核委員會，藉此監察本集團有關方面的事務，每個委員會有特定職權範圍，訂明其職責、權力及功能，委員會定期向董事會匯報，並在當時就所討論事項提出建議。

執行委員會

本公司自一九九八年五月二十三日設立執行委員會，執行委員會以書面訂立其職權範圍。執行委員會由董事會之主席及兩名執行董事組成，其目的為審批及監察本集團之日常業務運作。於年內，執行委員會共召開11次會議。

投資委員會

本公司於二零零零年二月二日設立投資委員會，投資委員會以書面訂立其職權範圍。投資委員會由董事會之主席及兩名執行董事組成，其目的為審批及監察本集團與投資有關之活動。投資委員會於年內共召開4次會議。

薪酬委員會

本公司的薪酬委員會於二零零五年四月十五日成立。薪酬委員會由三位獨立非執行董事及兩位執行董事組成。

年度內，本公司召開四次全體董事會會議，各董事的出席率如下：

董事姓名	二零零五年 出席董事會會議次數	出席率
莊淑涴女士*（主席）*	4/4	100%
王炳忠拿督	4/4	100%
江木賢先生	4/4	100%
勞偉安先生	4/4	100%
劉紹基先生	4/4	100%
俞啟鎬先生	4/4	100%

全年的董事會會議時間表於前一年計劃。所有董事會會議的通告將於會議舉行最少十四天前發出予各董事，如有需要，董事可在議程中加插欲討論的事項。公司秘書協助主席預備會議議程，並確保所有有關規則及規例獲得遵守。董事會會議的議程及相關會議文件，至少在每次董事會會議舉行三天前送交予全體董事，使各董事有時間審閱該等文件。

每位董事會成員均有權查閱董事會文件及相關資料，並可取得公司秘書的意見和服務，及有自由在需要時尋求外面的專業意見。公司秘書不斷地向所有董事提供上市規則及其他適用規定的要求，以確保本公司遵守及維持良好企業管治常規。

董事會負責制訂整體策略，監察及控制集團的表現，董事會除擔當起全面監督的角色外，同時會執行一些指定職務，如核准聘任特定高層人員、審閱財務賬目、建議派發股息及核准有關董事會合規的政策等。而管理集團業務則是本集團管理層（「管理層」）的責任。

當董事會將其管理及行政功能方面的權力授予管理層時，已同時就管理層的權力，給予清晰的指引，特別是在何種情況下管理層應向董事會匯報以及在代表本公司作出任何決定或訂立任何承諾前應取得董事會批准等事宜方面。

主席及行政總裁

本公司主席為莊淑涴女士。主席與行政總裁的角色是分開的，由兩位獨立個體承擔，他們之間沒有任何關係（除董事關係外），以確保權力和授權分佈均衡，不致工作責任僅集中於任何一位人士。董事會主席負責領導工作，以確保董事會有效地運作，而行政總裁之職務則由兩名執行董事王炳忠拿督及江木賢先生履行，彼等分別負責本集團之日常業務運作及財務與會計方面之工作，由此可見主席及該兩位履行行政總裁工作之執行董事之職責已被清楚劃分。

企業管治常規

本公司董事會(「董事會」)深信企業管治為本公司成功的關鍵，並已採取各項措施，以確保維持高標準的企業管治。於二零零五年年度內，本公司已採用並遵守香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「企業管治常規守則」)的要求。本公司將定期審閱及更新現行的常規，以追隨企業管治的最新發展。

董事會

董事會成員包括：

執行董事

莊淑涴女士*(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生
俞啟鎬先生

董事會成員間並無任何財務、業務、家族或其他重大╱相關關係。董事會以如此均衡之架構組成，目的在確保整個董事會擁有穩固之獨立性，其組成情況符合企業管治常規守則所推薦董事會成員最少有三分一為獨立非執行董事之做法。

獨立非執行董事均具備適當的專業資格，或會計或相關的財務管理專長。本公司向所有獨立非執行董事作出具體查詢後，所有該等董事確認其均已符合上市規則第3.13條有關獨立性評估指引所列的條件。董事的簡介見本年報第7頁。

購買、出售或贖回上市證券

於年度內，本公司於聯交所以介乎1.23港元至1.39港元之價格購回本公司股本中4,276,000股普通股股份，總代價為5,568,000港元。上述股份於其後已被註銷。

除上文所披露者外，本公司或其任何附屬公司於年度內概無購買、出售或贖回任何本公司之上市證券。

薪酬政策

本集團一般員工之薪酬政策乃由本集團之管理層按各員工之優點、資格及才能而釐定。

本公司董事及高級管理人員之薪酬則由薪酬委員會根據本公司營運業績、個人表現及相關市場統計而釐定。

優先購買權

本公司之公司細則或百慕達法例並無載有優先購買權以規定本公司須按比例發售新股予現有股東。

公司管治

有關本公司採納企業管治常規之資料已載於第13頁至第20頁之「企業管治報告書」內。

公眾持股量

本公司於截至二零零五年十二月三十一日止年度內維持足夠之公眾持股量。

結算日後事項

有關結算日後之重要事項載於財務報表附註43。

核數師

本公司將於應屆股東週年大會上提呈重新委聘德勤。關黃陳方會計師行擔任本公司核數師之決議案。

代表董事會

主席
莊淑涴

香港，二零零六年四月十三日

除上文所披露者外，於二零零五年十二月三十一日，根據證券及期貨條例第352 條規定本公司存置的登記冊所記錄或根據標準守則而向本公司及聯交所作出的知會，董事或本公司主要行政人員或彼等之聯繫人士概無擁有本公司或其任何相聯法團(具有證券及期貨條例第XV 部的涵義)的任何股份、相關股份或債券之任何權益或淡倉。

董事購入股份或債券之權利

於年內任何時間，本公司或其任何附屬公司概無訂立任何安排，使董事可藉購入本公司或任何其他法人團體之股份、相關股份或債券而獲益。

主要股東之權益

於二零零五年十二月三十一日，根據證券及期貨條例第336 條規定本公司存置的登記冊所記錄，以下人士擁有本公司股份及相關股份之權益或淡倉：

於本公司股份之好倉

名稱	身份	所持普通股股份數目	持股百分比
莊女士	所控制的公司持有 *(附註一及二)*	106,512,400	35.80%
China Spirit	所控制的公司持有 *(附註二)*	105,248,000	35.38%
Vigor Online	實益擁有人	105,248,000	35.38%

附註：

一. Bilistyle持有本公司1,264,400股普通股股份，而莊女士於Bilistyle 擁有100%實益權益。因此，根據證券及期貨條例，莊女士被視為擁有本公司1,264,400股普通股股份之權益。

二. *Vigor Online 乃China Spirit 擁有67.7%之附屬公司，而莊女士於China Spirit擁有100%實益權益。*因此，根據證券及期貨條例，China Spirit 及莊女士均被視為擁有本公司105,248,000股普通股股份之權益。

除上文所披露者外，於二零零五年十二月三十一日，根據證券及期貨條例第336條規定本公司存置的登記冊所記錄，概無其他人士擁有本公司股份或相關股份之權益或淡倉。

主要客戶及供應商

本集團五大客戶所佔之銷售額合共佔其銷售總額不足30%，而本集團五大供應商所佔之購貨額合共佔其總購貨額不足30%。

董事及服務合約

本年度內及截至本報告日期止之董事會成員如下：

執行董事

莊淑涴女士*(主席)*
王炳忠拿督
江木賢先生

獨立非執行董事

勞偉安先生
劉紹基先生
俞啟鎬先生

根據本公司之公司細則第99 條及第182(vi)條，莊淑涴女士及勞偉安先生將於應屆股東週年大會上任滿告退，並符合資格膺選連任。

各董事概無與本公司或其任何附屬公司訂立本集團不得於一年內終止而不給予補償(法定補償除外)之服務合約。

董事於合約之權益

於本年度結算日或年內任何時間，本公司或其任何附屬公司概無訂立任何董事(不論直接或間接)擁有重大權益之重大合約。

董事及主要行政人員之權益

於二零零五年十二月三十一日，根據香港證券及期貨條例(「證券及期貨條例」)第352 條規定本公司存置的登記冊所記錄或根據上市發行人董事進行證券交易的標準守則(「標準守則」)而向本公司或聯交所作出的知會，董事、本公司的主要行政人員及彼等之聯繫人士於本公司或其任何相聯法團(具有證券及期貨條例第XV 部的涵義)的股份、相關股份或債券之權益及淡倉如下：

於本公司股份之好倉

董事姓名	每股面值0.01港元之普通股股份數目					佔已發行普通股股份之百分比
	個人權益	家族權益	公司權益	其他權益	合計	
莊淑涴女士(「莊女士」)	—	—	106,512,400 *(附註)*	—	106,512,400	35.80%

附註： Vigor Online Offshore Limited(「Vigor Online」)乃China Spirit Limited (「China Spirit」)擁有67.7%之附屬公司與Bilistyle Investments Limited(「Bilistyle」)分別持有本公司105,248,000股及1,264,400股普通股股份。莊女士於China Spirit及Bilistyle 均擁有100%實益權益，故被視為擁有本公司106,512,400股普通股股份之公司權益。

本公司董事(「董事」)謹此呈奉截至二零零五年十二月三十一日止年度之年報及經審核財務報表。

主要業務

本公司為一間投資控股公司，其主要附屬公司之業務載於財務報表附註42。

業績及撥款

本集團截至二零零五年十二月三十一日止年度之業績載於第22頁之綜合收益表。

中期股息每股0.01港元合共為2,990,000港元已於年內派付予本公司股東(「股東」)。董事建議向於二零零六年六月一日名列本公司股東名冊內之股東派付每股0.04港元合共為11,879,000港元之末期股息。

股本

本公司之股本於本年度之變動詳情載於財務報表附註30。

於年度內，本公司於香港聯合交易所有限公司(「聯交所」)購回其若干股份，有關詳情載於財務報表附註30。董事認為本公司的股份以折讓於每股股份之淨資產值進行買賣。因此，該項回購可提升本公司每股股份之淨資產值。

投資物業與物業、廠房及設備

本集團名下之投資物業於二零零五年十二月三十一日進行重估，重估增值為11,360,000港元，已撥入綜合收益表內。

本集團名下之物業、廠房及設備於二零零五年十二月三十一日進行重估，重估增值為773,000港元，已撥入綜合收益表內。

有關詳情及本集團名下投資物業與物業、廠房及設備於年度內之其他變動分別載於財務報表附註17及18。

高級管理人員

陳有誠先生，現年41歲，於二零零三年三月獲委任為本公司之全資附屬公司－星光電訊有限公司(「星光電訊」)之總經理。獲擔任此職位前，彼為星光電訊之高級經理。陳先生於澳洲Macquarie University取得市場管理碩士學位，彼從事產品開發及市場拓展、銷售管理及企業策劃管理工作方面擁有逾15年之經驗。陳先生在電訊及高科技行業亦擁有豐富經驗，並曾於多間知名公司，如其士(傳訊服務)有限公司及華潤萬眾電話有限公司擔任各項重要職位。

馮靖文女士，現年39歲，為本公司之公司秘書。彼為英國特許秘書及行政人員公會會員，在公司秘書專務方面積逾15年經驗。

執行董事

莊淑涴女士，現年51歲，於二零零二年八月二十三日獲委任為本公司之執行董事及主席。彼自一九九八年九月及二零零一年九月分別出任中國東莞長安高爾夫球鄉村俱樂部之主席及福建閩南（漳州）經濟發展股份有限公司（深圳證券交易所之公眾上市公司）之獨立董事。彼曾於一九九二年至二零零零年出任申銀萬國（香港）有限公司之董事兼行政總裁。莊女士持有工商管理學碩士學位。

王炳忠拿督，現年62歲，於二零零二年三月十五日獲委任為本公司之執行董事。彼於一九六七年在馬來西亞大學畢業，取得文學榮譽學士學位，隨後加入馬來西亞外交部，期間曾擔任馬來西亞數個海外外交職務。王拿督於一九八五年投入商界，於香港及馬來西亞曾擔任不同高級管理職位。

江木賢先生，現年40歲，於二零零二年五月十三日獲委任為本公司之執行董事。彼畢業於香港城市大學，取得工商管理學士學位。彼為英國特許公認會計師公會資深會員、香港會計師公會會員及特許財經分析師，在企業融資、財務管理、會計及核數方面擁有逾15年之經驗。

獨立非執行董事

勞偉安先生，現年44歲，於二零零二年三月十五日獲委任為本公司之非執行董事。其後彼於二零零二年十月二十九日轉任為本公司之獨立非執行董事。彼為英國特許公認會計師公會及香港會計師公會資深會員，自一九八六年以來一直任職於其本身之公司勞偉安會計師事務所。彼在提供稅務顧問服務及審核服務予公司（包括香港上市公司）方面擁有豐富經驗。

劉紹基先生，現年47歲，於二零零四年六月三日獲委任為本公司之獨立非執行董事。彼於企業融資、財務顧問及管理、會計及核數方面擁有逾20年之經驗。彼現為財務顧問界任職顧問。在此之前，劉先生曾於一國際會計公司工作逾15年。彼為特許公認會計師公會及香港會計師公會之資深會員。彼亦為特許公認會計師公會理事會會員。彼自一九九五年起為特許公認會計師公會香港分會之委員會會員，並於二零零零年／二零零一年年度獲擔任為特許公認會計師公會香港分會之主席。劉先生同時亦為其他多間香港上市公司之獨立非執行董事。

俞啟鎬先生，現年59歲，於二零零四年十一月十日獲委任為本公司之獨立非執行董事。彼為中國註冊會計師。俞先生於上海財經大學畢業，彼現為上海德勤。華永會計師事務所之獨立顧問。於一九八一年至一九九一年期間，彼於上海會計師事務所從事註冊會計師專業；及後於一九九二年至一九九八年期間，彼曾擔任香港上海實業（集團）有限公司之助理總裁。

本集團將不斷檢討及調整其業務方針、投資策略及投資組合(在金融證券及物業方面),務求在業務表現及財務優勢上能持續獲得改善。本集團已準備就緒以把握在中國、香港及亞太地區可行之業務及投資機會,從而提升股東價值。

致謝

本人謹藉此機會代表董事會,感謝於過去一年從不間斷支持本集團之股東及各客戶與供應商對本集團之信任與具信心的支持,並向管理層及員工為本集團所付出之努力及貢獻致以衷心謝意。

主席
莊淑涴

香港,二零零六年四月十三日

集團資產抵押

於二零零五年十二月三十一日，本集團分別以名下賬面值22,100,000港元(二零零四年：15,000,000港元)、756,305,000港元(二零零四年：631,924,000港元)及10,526,000港元(二零零四年：15,182,000港元)之投資物業、持作買賣之投資(於二零零四年稱為「證券投資」)及銀行結餘及現金作為取得財務機構給予本集團信貸融資之抵押。

僱員

於二零零五年十二月三十一日，本集團僱用32名僱員(二零零四年：47名)。本集團確保其僱員之薪酬釐定與市場環境及個人表現相符合，並根據薪酬政策定期作出檢閱。

前景

於二零零五年，香港經濟錄得適度增長，年終時失業率跌至五十一個月以來的5.3%低位，而本地消費持續強勁，零售業銷售額上升至5.9%。該等正面發展是在若干利好的「中國因素」的背景下發生，即包括寬鬆的中國貨幣政策、因中國企業在港招股上市及對人民幣升值的預期而所引致的資金流入等多項因素的推動下出現。本集團對經濟及投資前景仍持審慎樂觀態度。然而本公司將繼續密切注視任何可能出現之不利因素，例如能源價格波動、美國及本地利率變化存在之變數、中國可能為解決銀行借貸及大城市物業價格增長過速而進行收緊性行政措施，及區內政治壓力漸趨緊張等情況所帶來之影響。

除BenQ-Siemens外，星光亦與Pantech(韓國三大品牌之一)、Grundig(德國著名家電品牌)及KBT(新晉韓國品牌)訂立新分銷協議，以推銷其2G及3G流動電話。在強勁和比例均稱之產品組合及對3G服務之需求與日俱增所帶來史無前例之市場機遇以及在香港經濟復甦帶動下，星光已作好準備，相信能充分發揮其銷售表現以爭取更大商業利益。星光現為香港及澳門若干知名品牌之授權分銷商，包括NEC、Alcatel、BenQ-Siemens、Pantech、Grundig、KBT及Xcell。星光將繼續尋求具優厚潛力之產品，藉此不斷豐富其產品組合及保持業務增長。

於結算日後，鑑於中國可能繼續採取宏觀調控措施以消除物業市場泡沫所帶來之不利影響，本集團把握機會透過與第三方訂立有條件框架協議變現前述投資物業的投資(即物業持有附屬公司之全部75%權益、有關股東貸款及墊付予一名少數股東的款項)，總代價為99,900,000人民幣。根據該協議，本公司已收取按金及第一期分期款項合共31,220,000人民幣，餘額68,680,000人民幣將於完成日起之六個月內收取並按1%月息計收利息。

此外，憑藉股市交投活躍之良機，本集團於二零零六年三月出售其買賣證券組合中70,000,000股天安中國投資有限公司之股份，因而為本集團帶來現金款項257,600,000港元。

截至二零零五年十二月三十一日止年度，本集團之金融工具買賣及投資業務錄得營業額142,361,000港元（二零零四年：592,055,000港元）及溢利104,524,000港元（二零零四年：191,026,000港元）。承接二零零五年上半年之趨勢，股票市場仍顯波動，因而減少本集團之證券交投活動。

於回顧年內，本集團放債業務之營業額（主要為利息收入）為11,693,000港元（二零零四年：15,787,000港元），溢利則為11,528,000港元（二零零四年：15,747,000港元）。

於二零零五年，本集團在香港及中華人民共和國（「中國」）之投資物業錄得營業額2,723,000港元（二零零四年：2,444,000港元），溢利12,166,000港元（二零零四年：6,321,000港元），主要來自其物業組合公允價值變動帶來之收益所致。於上半年，本集團購入一間持有一幅位於中國深圳市布吉鎮的土地（「投資物業」）之公司之75%權益（「物業持有附屬公司」）及其有關股東貸款，總代價為58,491,000港元。該投資物業之地盤面積約5,241.3平方米，其地基工程經已完峻。為對當地政府機關所提供之市政設施的有關開支進行融資，物業持有附屬公司之註冊資本於二零零五年下半年已由26,000,000人民幣增至46,000,000人民幣。

財務資源、借貸、股本結構及滙率波動之風險

於二零零五年十二月三十一日，本集團仍持續保持穩健之財務狀況於非流動資產，其主要包括136,526,000港元（二零零四年：44,640,000港元）之投資物業；51,825,000港元（二零零四年：3,884,000港元）之物業、廠房及設備；2,483,000港元（二零零四年：2,542,000港元）之預付租賃款項及258,438,000港元（二零零四年：314,447,000港元）之長期投資。此等非流動資產主要由股東資金支付。於二零零五年十二月三十一日，本集團之流動資產淨值為857,849,000港元（二零零四年：858,139,000港元）及6.8倍（二零零四年：22.3倍）之流動比率，此乃按本集團之流動資產相對流動負債之比例計算。

本集團之所有借貸均為港元短期借貸，須於一年內償還，並以若干投資物業、有價證券及銀行存款作為抵押。於二零零五年十二月三十一日，本集團之借貸為100,986,000港元（二零零四年：無）及資產負債率為6.6%（二零零四年：無），此乃按本集團之借貸淨額（扣除現金及銀行結餘）相對股東資金之比例計算。

於二零零五年下半年，本集團以總代價5,568,000港元於香港聯合交易所有限公司（「聯交所」）回購本公司4,276,000股股份，引致本公司之已發行股本由3,018,000港元下降至2,975,000港元。

於回顧年度內，本集團之資產、負債及交易均主要以港元、澳元、人民幣及馬來西亞林吉特為單位。由於屬短期性質，本集團以澳元為單位之資產及交易並無對沖風險。基於人民幣滙率近期之增值及馬來西亞林吉特於年內之匯率相對穩定，本集團並無重大外匯風險。

各股東：

本人謹代表本公司董事會(「董事會」)呈報本公司及其附屬公司(「本集團」)截至二零零五年十二月三十一日止年度之財務業績、業務及其他方面之進展。

財務業績

截至二零零五年十二月三十一日止年度內，本集團之營業額下跌73.7%至223,086,000港元(二零零四年：847,491,000港元)，本公司股本持有人應佔溢利淨額下跌48.6%至104,511,000港元(二零零四年：203,274,000港元)，主要由於證券交易及流動電話分銷活動減少。可是由於本公司之股份回購(於下述「財務資源、借貸、股本結構及滙率波動之風險」一節提及)，本公司年度內每股盈利與溢利淨額比較以較少幅度的39.7%下降至0.35港元(二零零四年：0.58港元)。

於二零零五年十二月三十一日，本集團之每股淨資產值為4.3港元(二零零四年：4.1港元)。

股息

於二零零五年內已派發中期股息每股0.01港元(二零零四年：0.01港元)。董事建議向於二零零六年六月一日星期四名列本公司股東名冊之股東派發每股0.04港元(二零零四年：0.04港元)合共約為11,879,000港元之末期股息。股息單預計於二零零六年六月三十日星期五寄發。

暫停辦理股份過戶登記手續

本公司將由二零零六年五月二十九日(星期一)至二零零六年六月一日(星期四)(首尾兩日包括在內)止期間暫停辦理股份過戶登記手續。

業務回顧

二零零五年對於經營本集團之流動電話分銷業務的星光電訊有限公司(「星光」)乃一個充滿挑戰之年份。在市場競爭環境甚為激烈之情況下，星光之營業額大幅下跌至66,309,000港元(二零零四年: 237,205,000港元)，虧損則為2,086,000港元(二零零四年: 溢利21,791,000港元)。2G流動電話市場之競爭進一步白熱化，主要由於各大小市場參與者紛紛展開割價競爭；3G流動電話逐漸普及所產生之影響，再加上各電訊服務供應商積極推出各項極具吸引力之宣傳計劃所致。自二零零五年第二季起，在急劇變化的市場下，流動電話之產品週期已明顯縮短。為了提高本公司能快速回應新市場狀況之能力，本公司在挑選供應商及分銷策略時均採取極為審慎之態度，並且採用嚴格之存貨控制政策。本公司積極開拓及建立新業務夥伴關係，以尋求新收入來源。於二零零五年最後一季，星光成功取得BenQ產品之分銷代理權，該公司最近於收購西門子電話後已躍居成為全球第五大流動電話生產商。

董事會

莊淑涴女士 *(主席)*
王炳忠拿督 *(執行董事)*
江木賢先生 *(執行董事)*
勞偉安先生 *(獨立非執行董事)*
劉紹基先生 *(獨立非執行董事)*
俞啟鎬先生 *(獨立非執行董事)*

秘書

馮靖文女士

核數師

德勤。關黃陳方會計師行
執業會計師

註冊辦事處

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda

香港之總辦事處及主要營業地點

香港
灣仔
駱克道333號
中國網絡中心47樓

網址

http://www.colcapital.com.hk

主要往來銀行

中國銀行(香港)有限公司
中信嘉華銀行有限公司
中國工商銀行(亞洲)有限公司

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6/F
New York, NY 10011
USA

律師

胡百全律師事務所
簡家驄律師行
羅拔臣律師行

股份過戶登記處香港分處

登捷時有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

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COL Capital Limited
中國網絡資本有限公司

(於百慕達註冊成立之有限公司)
(股份代號：0383)

二零零五年年報